11

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10/A

(Amendment No. 1 to Form 10)

GENERAL FORM FOR REGISTRATION OF SECURITIES

PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

 BAGGER DAVE'S BURGER TAVERN, INC.

(Name of Small Business Issuer in its charter)

Nevada	000-53577	03-0606420
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)
807 W. Front St., Suite B, Traverse City, Michigan 49684
(Address of principal executive offices)

Registrant's telephone number:  (231) 486-0527

______________________________________

Copies to:

Richard W. Jones, Esq.

Jones & Haley, P.C.

115 Perimeter Center Place, Suite 170

Atlanta, Georgia  30346-1238

(770) 804-0500

www.corplaw.net

Securities to be registered under Section 12(b) of the Act:  None

Securities to be registered under Section 12(g) of the Act:

Common Stock, $0.0001

Title of Class

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.  See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.  (Check One)

Large accelerated filer [ ]       Accelerated filer [ ]

               Non-accelerated filer [ ]       Smaller reporting company ☒

TAVERN FARE

STARTERS

SOUTHWESTERN CHICKEN DIP
Grilled chicken, refried beans, cheddar, black bean corn salsa, tortilla chips. GF 7.95

SMOKED CHEESE & JALEPEÑO DIP
Smoked Gouda, cheddar, mozzarella and Parmesan, jalapeños, tortilla chips. GF 7.95

TORTILLA CHIPS & PICO DE GALLO
Guacamole upon request for *1.50*. GF 4.95

SANTA FE NACHOS
Sloppy Dave's BBQ® or grilled chicken breast, Santa Fe Chipotle sauce, creamy four cheese blend, shredded cheddar and mozzarella, pico de gallo, guacamole, sour cream, cilantro, jalapeños, tortilla chips. GF 9.95

SLOPPY DAVE'S FRIES®
Hand-Cut Fries, Sloppy Dave's BBQ®, cheddar, scallions, Santa Fe Chipotle. GF 7.95

BLEU BUFFALO TAVERN FRIES
Hand-Cut Fries, pico de gallo, applewood smoked bacon, bleu cheese crumbles, Buffalo Garlic sauce. Add Sloppy Dave's BBQ® for *1.50*. GF 7.95

MARGHERITA NAAN CRISP
Crispy baked naan bread, marinara sauce, mozzarella, Parmesan, fresh basil. 8.95

KOREAN BBQ NAAN CRISP
Crispy baked naan bread, grilled chicken breast, smoked Gouda, Korean BBQ sauce, pickled red onions, cilantro, scallions, crispy wontons. 9.95

CRISPY FRIED ARTICHOKES
Hand-breaded and deep fried in our signature gluten free batter. Recommended with Asian Sesame sauce. GF 8.50

CHEDDAR BEEF SLIDERS (3)
Cheddar, Railhouse Thousand Island® sauce, pickles, tomato, grilled brioche buns. 9.95

SLOPPY DAVE'S BBQ® SLIDERS (3)
Sloppy Dave's made from farm-raised lean ground turkey, smoked Gouda, Santa Fe Chipotle sauce, pickled red onions, grilled brioche buns. 8.95

GREENS

House Recipe Dressings: Buttermilk Ranch, Honey Mustard, House Caesar, Cabernet Vinaigrette, Balsamic Vinaigrette, Bleu Cheese, Railhouse Thousand Island®, Asian Sesame

BAGGER DAVE'S® HOUSE SALAD
Mixed greens, pineapple, dried cherries, shaved almonds, red onions, mozzarella cheese, grilled chicken breast, Dave's Sweet Potato Chips®, Cabernet Vinaigrette. GF 10.95

ASIAN BEEF SALAD*
Mixed greens, Asian sesame dressing, Korean BBQ beef, cucumbers, radishes, pickled red onions, jalapeños, cilantro, grape tomatoes, alfalfa sprouts, crispy wontons. 11.50

TIJUANA SALAD
Mixed greens, grape tomatoes, cheddar, jalapeños, Chipotle BBQ sauce, Turkey Black Bean Chili, pickled red onions, tortilla chips. GF 10.50

COBB SALAD
Mixed greens, grape tomatoes, applewood smoked bacon, bleu cheese crumbles, hard-boiled egg, guacamole, grilled chicken. Tossed in our Buttermilk Ranch dressing. GF 10.95

BAGGER'S BACKYARD BBQ CHICKEN SALAD
Mixed greens, brown sugar BBQ dry rubbed chicken breast, drizzled with our sweet BBQ sauce, black bean corn salsa, grape tomatoes, cheddar. Tossed in ranch dressing. 10.95

BAGGER DAVE'S® CHICKEN CAESAR
Chopped romaine, grilled chicken, Parmesan, garlic croutons, House Caesar dressing. 10.50

CAESAR SIDE SALAD 4.95

GARDEN SIDE SALAD GF 4.95

Substitute any salad protein with a Mahi-Mahi Burger patty for 1.00.

MAC & CHEESE

SMOKIN' HOT MAC 'N' CHEESE
Twisted Mac 'N' Cheese, applewood smoked bacon, jalapeños, pico de gallo, Santa Fe Chipotle sauce. 9.95

TWISTED MAC 'N' CHEESE
Cavatappi noodles, cheddar, Parmesan, smoked Gouda, mozzarella, shaved pretzel croutons. 8.95

TURKEY BLACK BEAN CHILI

TURKEY BLACK BEAN CHILI
Fire-roasted tomatoes, green peppers, onions and jalapeños. Sour cream *50¢*; Cheese *75¢*
CUP GF 4.95 **BOWL** GF 6.95

CHILI MAC
Cavatappi noodles, cheddar, Parmesan, Gouda, mozzarella, Turkey Black Bean Chili, jalapeños, guacamole, pico de gallo, cilantro. 8.95

SEASONAL SPECIALS

MUSHROOM & SWISS TURKEY STACK
Swiss cheese, house-made Garlic Aioli, sautéed mushrooms and two all-natural turkey patties on a grilled brioche bun. 9.50

BUFFALO CHICKEN MAC & CHEESE
Our famous Mac 'N' Cheese with Buffalo Garlic sauce, chicken, bleu cheese crumbles and chives. 10.50

PLAN YOUR WEEK

$4 HAPPY HOUR
Choose from craft draft beers, wine, select liquor, and starters.
Mon-Fri 2-6pm & 8:30-close

$5.95 GREAT AMERICAN DAY
$5.95 Great American Cheeseburger with Hand-Cut Fries or Sweet Potato Chips. Add-ons extra. May be substituted with chicken or turkey for .50 extra.
All Day Tues

BURGERS FOR THE BETTER GOOD
Host an in store fundraiser and 15% of your group's net sales go towards your cause.
Mon & Wed 5-9pm

$2.95 LIL' BAGGER MEALS
Dine-in only. No carryout.
Wed & Sun

1/2 PRICE GROWLER FILLUPS
$10 minimum food purchase. 64oz max fill.
All day Thurs

BLOODY MARY BURGER BRUNCH
Half off Bloody Mary with any burger.
Sat & Sun 11am-2pm

BAGGER DAVES .COM | A Bagger Dave's® Favorite | Hot or Spicy Item | GF Gluten Free | Premium | LOCALLY SOURCED, FOUNDED & OPERATED

*Cooked to order. Consuming undercooked meat or eggs may increase your risk of foodborne illness. The consumption of raw sprouts may result in an increased risk of foodborne illness.

FRESHLY MADE

BURGERS & SANDWICHES

LOCALLY SOURCED

Burgers and sandwiches served with Hand-Cut Fries or Dave's Sweet Potato Chips® and choice of dipping sauce. Purchase any premium (P) side for 4.00.
All burgers available as a Bagger Bowl (no bun.) Beef/Turkey burgers offered in a petite patty size or a la carte for 1.00 less.

SPECIALTY BURGERS

SANTA FE CHIPOTLE TURKEY BURGER
Two all-natural turkey patties, pepper jack, coleslaw, tomato, guacamole, Santa Fe Chipotle sauce, grilled nine grain wheat bun. *10.95*
BEER: Pilsner or Brown Ale ***WINE: Riesling or Semi-Sweet Red***

ASIAN TURKEY BURGER*
Two all-natural turkey patties, coleslaw, alfalfa sprouts, Asian Sesame sauce, crispy wontons, grilled sesame seed brioche bun. *10.50*
BEER: Wheat ***WINE: Merlot or Sauvignon Blanc***

FIERY BLEU BUFFALO TURKEY BURGER
Two all-natural turkey patties, bleu cheese, coleslaw, tomato, Buffalo Garlic sauce, grilled sesame seed brioche bun. *9.95*
BEER: IPA or Lager ***WINE: Riesling or White Zinfandel***

BLACK BEAN VEGGIE BURGER
Chipotle black bean burger, lettuce, tomato, pickled tomatillos, pico de gallo, guacamole, Santa Fe Chipotle sauce, grilled nine grain bun. *10.95*
BEER: IPA ***WINE: Sauvignon Blanc***

BLACKENED MAHI-MAHI BURGER
Lettuce, tomato, pickled red onions, guacamole, black bean corn salsa, Santa Fe Chipotle sauce, grilled nine grain bun. *12.50*
BEER: IPA or Light Lager ***WINE: Moscato***

SANDWICHES

BAGGER'S BACKYARD BBQ CHICKEN SANDWICH
Brown sugar BBQ dry rubbed chicken breast, sweet BBQ sauce, cheddar cheese, mayonnaise, lettuce, tomato, pickle, onion, grilled brioche bun. *9.95*

TUSCAN GRILLED CHICKEN SANDWICH
Mozzarella, caramelized onions, roasted red peppers, lettuce, tomato, fresh basil, balsamic, naan bread. *10.50*
BEER: Cider, Pilsner, or Pale Ale ***WINE: Pinot Grigio or House Red***

GRILLED CHICKEN PARM SANDWICH
Mozzarella, Parmesan, lettuce, tomato, marinara sauce, grilled brioche bun. *10.50*
BEER: Cider or Light Lager ***WINE: Chardonnay***

EGG, BACON AND CHEDDAR*
Two fried eggs, cheddar, applewood smoked bacon, mayonnaise. *7.95*

SLOPPY DAVE'S® SANDWICH
Sloppy Dave's BBQ, Santa Fe Chipotle sauce, creamy four cheese blend. *8.95*

CALIFORNIA BLT
Applewood smoked bacon, guacamole, mayonnaise, lettuce, tomato. *8.95*

AWESOME GRILLED CHEESE
Cheddar on crispy grilled naan bread. *7.95*

PRIME-RIB BURGERS

Made from a distinctive combination of perfectly seasoned sirloin, chuck and prime rib. Never frozen and locally sourced from 100% grain fed cattle with no fillers or preservatives.
Regular burgers are cooked pink or no pink, petite size cooked to no pink.

TRAIN WRECK BURGER®*
Cheddar, sunny side up egg, Hand-Cut Fries, caramelized onions, sautéed mushrooms, lettuce, Railhouse Thousand Island® sauce, grilled sesame brioche bun. *12.50*
BEER: Stout or Brown Ale ***WINE: Merlot or Malbec***

BACON BBQ BURGER*
Applewood smoked bacon, cheddar, caramelized onions, lettuce, tomato, BBQ sauce, grilled brioche bun. Try it with Chipotle BBQ sauce. *11.50*
BEER: Porter or Brown Ale ***WINE: Semi-Sweet Red or Malbec***

CALEB'S CRISPY CHEESE BACON BURGER*
Applewood smoked bacon, cheddar and Parmesan cheese crisp, tomato, lettuce, mayonnaise, grilled sesame seed brioche bun. *11.50*
BEER: Pilsner or Pale Ale ***WINE: Cabernet or Merlot***

SAUCY SICILIAN PIZZA BURGER®*
Artisan pepperoni, mozzarella, Parmesan, sautéed mushrooms, caramelized onions, fresh basil, marinara sauce, grilled pretzel bun. *11.95*
BEER: Fruit/Wheat ***WINE: Zinfandel or Cabernet***

KOREAN BBQ BURGER*
Korean BBQ beef, sunny side up egg, kimchi, lettuce, pickled red onions, alfalfa sprouts, Korean BBQ sauce, crispy wontons, grilled sesame seed brioche bun. *12.50*
BEER: IPA ***WINE: Red Blend***

MEXICALI BURGER*
Pepper jack, refried beans, coleslaw, jalapeños, banana peppers, pickled tomatillos, guacamole, Santa Fe Chipotle sauce, grilled brioche bun. *11.50*
BEER: Amber ***WINE: Malbec***

THE BLUES BURGER®*
Bleu cheese crumbles, tomato, lettuce, Cajun spice, Santa Fe Chipotle sauce, grilled pretzel bun. *10.50*
BEER: Stout or IPA ***WINE: Malbec***

GREAT AMERICAN CHEESEBURGER*
American cheese, lettuce, tomato, pickles, ketchup, mustard, mayonnaise, grilled sesame seed brioche bun. *9.50*
BEER: Pilsner or Pale Ale ***WINE: Cabernet or Pinot Noir***

WE DO IT BELGIAN STYLE
It's a 6-step process to create our meticulously sourced Belgian Style Fry.
Always cut fresh with no fructose coating.
To learn more visit baggerdaves.com/our-journey

SAUCES

All sauces are GF except Caramel and Korean BBQ.

HONEY MUSTARD
RAILHOUSE THOUSAND ISLAND®
BUTTERMILK RANCH
BLEU CHEESE
HOUSE CAESAR
CARAMEL
HONEY CINNAMON SALT
CHIPOTLE BBQ
SANTA FE CHIPOTLE
BUFFALO GARLIC
KOREAN BBQ
SWEET BBQ
ASIAN SESAME

SELECT FLAVOR BOTTLED SAUCES TO GO *4.95*

SIDES

Hand-Cut Fries and Dave's Sweet Potato Chips® come with a choice of dipping sauce. Additional side of sauce: *50¢*.

P TURKEY BLACK BEAN CHILI GF *4.00*
HAND-CUT FRIES *3.50*
DAVE'S SWEET POTATO CHIPS® GF *3.50*
CAJUN SEA SALT TORTILLA CHIPS GF *3.50*
P TWISTED MAC 'N' CHEESE *4.00*
P SMOKIN' HOT MAC 'N' CHEESE *4.00*
CAESAR SIDE SALAD *4.95*
GARDEN SIDE SALAD GF *4.95*

WHAT'S A BAGGER?
No idea. We thought it sounded good with Dave and made for an interesting conversation. We often tell folks to look for the little guy with the baggy pants.
To learn more visit baggerdaves.com/our-journey

BAGGER BUCKS
Visit our website or download our app to join our loyalty program.

NORTHWOODS SODAS

MADE WITH REAL CANE SUGAR IN TRAVERSE CITY, MI

COLA	ORANGE CREAM	GINGER ALE
DIET COLA	BLACK CHERRY CREAM	LEMON LIME
ROOT BEER	LEMONADE	MYSTERY

Try a soda sampler and choose 4 of our sodas.
All sodas are GF.

BAGGER DAVES .COM

A Bagger Dave's® Favorite — Hot or Spicy Item — GF Gluten Free — P Premium

LOCALLY SOURCED, FOUNDED & OPERATED

*Cooked to order. Consuming undercooked meat or eggs may increase your risk of foodborne illness. The consumption of raw sprouts may result in an increased risk of foodborne illness.

ITEM 1.     BUSINESS

Business Overview

On August 4, 2016, Diversified Restaurant Holdings, Inc. ("DRH" or "the Parent") announced that its Board of Directors unanimously approved a plan to pursue a tax-free spin-off of its Bagger Dave's business. Specifically, DRH will spin-off its 100.0% owned subsidiary, AMC Burgers, Inc. and certain real estate entities into a stand-alone, publicly traded company on the over-the-counter exchange called Bagger Dave's Burger Tavern, Inc., a newly created Nevada company. AMC Burgers, Inc. owns and operates all of the Bagger Dave's Burger Tavern® restaurants and the real estate entities held certain real estate related to the restaurants before the real estate was sold in 2014 and 2015. In connection with the spin-off, DRH will contribute certain assets, liabilities, businesses and employees currently related to its Bagger Dave's businesses. Additionally, intercompany balances due to/from DRH, which includes amounts from sales, are expected to be contributed to equity. The timing of the spin-off will occur upon the DRH Board of Directors final approval of the assets and liabilities being spun-off. For purposes of this document, we will refer to combination of the entities getting spun-off as "Bagger Dave's Burger Tavern, Inc.," "Bagger Dave's" or "the Company."

DRH decided to spin off Bagger Dave's after considering all reasonable strategic and structural alternatives because of the disparity between its two brands Buffalo Wild Wings ("BWW") as franchisee and Burger Dave's.  Management teams of Bagger Dave's and DRH agree that the nature of the two concepts vary greatly, and that each will be more valuable and operate more effectively independently.  Bagger Dave's is a concept developed by the management team of DRH.  In contrast to operating a franchised concept like "BWW," it has no development restrictions and the flexibility to enhance brand attributes such as logos, trade dress and restaurant design, change its menu offerings and improve its operational model in an effort to better align with guest expectations.  To manage these functions effectively, specific resources are required that are not necessary for a franchisee.  For example, menu development, purchasing and brand marketing are critical to the success of Bagger Dave's but not necessary for a BWW franchisee since these function are managed by the franchisor. In addition, with only 19 locations, Bagger Dave's is a start-up brand with high growth potential while BWW is a mature brand and as a franchisee, DRH's organic growth potential is limited to its development rights.

Our headquarters are located at 807 W. Front St., Suite B, Traverse City, Michigan 49684.   We can also be found on the Internet at www.baggerdaves.com.

DRH originated the Bagger Dave's concept with the first restaurant opening in January 2008 in Berkley, Michigan.  Currently, there are 19 Bagger Dave's restaurants in operation, 16 in Michigan, one in Indiana and two in Ohio.  Bagger Dave's has the right to the Bagger Dave's concept and has rights to franchise the concept in Illinois, Indiana, Kentucky, Michigan, Missouri, Ohio and Wisconsin.  We do not intend to pursue franchise development at this time.

Launched in January 2008, Bagger Dave's is a unique, full-service, ultra-casual restaurant and bar concept.  We have worked to create a concept that provides a warm, inviting and entertaining atmosphere through a friendly and memorable guest experience.

Bagger Dave's specializes in locally-sourced, never-frozen prime rib recipe burgers, all-natural lean turkey burgers, hand-cut fries, locally crafted beers on draft, hand-dipped milk shakes, salads, black bean turkey chili and much more, delivered in a warm, hip atmosphere with friendly "full" service. The concept differentiates itself from other full-service casual dining establishments by the absence of walk-in freezers and microwaves, substantiating our fresh food offerings. The concept focuses on local flair of the city by showcasing historical photos of the town in which the restaurant resides. Running above the dining room and bar, the concept features an electric train; a feature which was the genesis of Bagger Dave's logo.

The guiding principle of the Bagger Dave's brand is to delight our guests through fresh food offerings, exceptional service, and an entertaining atmosphere.   The menu focuses on burgers, craft beers and our Belgian-style, fresh-cut fries and is accompanied by a variety of sides, salads, select wines and a unique adult-beverage menu.

Our Burgers

Our burgers are offered with a choice of five proteins; USDA, fresh premium prime-rib recipe beef (offered in regular or small size patties), Michigan ground turkey, farm-raised, cage-free grilled chicken breasts, Mahi-Mahi and black bean patties. Guests can choose from our list of chef-created burgers including the Train Wreck Burger ®, the Blues Burger ® and the Tuscan Chicken sandwich. Guests can also choose to "Create Your Own" which allows them to customize their experience by choosing from a variety of proteins, buns, cheeses, house-recipe sauces presenting bold and exciting new flavors, premium toppings such as bacon, egg, guacamole, and an array of complimentary toppings, such as sautéed mushrooms and onions, barbecue sauce, and other standard condiments.

Our Fries and Sweet Potato Chips

Our fries are cut in-house from a rare, domestically grown Northeastern potato variety and cooked in a cottonseed soybean specialty oil using a six-step Belgian-style process producing a fry reminiscent of those served at community fairs.  Dave's Sweet Potato Chips® are another Bagger Dave's specialty which uses North Carolina grown fresh-cut premium sweet potatoes.  Guests can choose from our house created signature dipping sauces to complement their order entrée and sides. Since our fryers are dedicated to potatoes and there are no breaded, frozen products offered at Bagger Dave's, our potato fries and sweet potato chips are gluten free and trans-fat free.

Our Craft Beers, Wines and Specialty Cocktails

We offer up to 12 locally crafted beers that are hand selected and seasonally rotated based on customer feedback, popularity and uniqueness. We strive to provide our guests offerings that most other restaurants can't by leveraging our relationships with local craft brewers.  We serve our craft beers by the glass or, for guests who prefer to take some home, we will fill up a growler.  Similarly, we provide a select offering of red and white wines at different price points which can be paired with our burgers.  All of our wines are offered by the glass or by the bottle.

Other adult beverages include our hand-dipped adult shakes including the PB & Maple Bourbon Shake, the Brandy Alexander and the locally inspired Hummer which consists of vanilla ice cream, light rum and coffee liqueur.  We also have an offering of signature drinks unique to Bagger Dave's which utilizes our craft soda, wines and full range of liquor offerings to produce cocktails such as the Red Sky Sangria, Buzz Button Margarita (topped with an edible, mouth-numbing flower known as the Szechuan button) and Strawberry Mule.  We also have a meaningful selection of bourbons which includes a combination of well-known premium brands, small-batch labels and locally distilled spirits.

Other Menu Offerings

To further customize their experience, guests can choose from a selection of starters or sides including our Amazingly Delicious Turkey Black Bean Chili®, fresh, made from scratch Twisted Mac ‘N' Cheese, Crispy Fried Artichokes (gluten free), Sloppy Dave's Fries and Korean BBQ Naan Crisp.  Beyond burger offerings, Bagger Dave's offers other entrées such as an Awesome Grilled Cheese sandwich, a California BLT sandwich, Sloppy Dave's sandwich and a variety of unique, entrée-sized chopped salads with a selection of proteins including a grilled chicken breast or Korean BBQ beef.  Bagger Dave's also offers hand-dipped ice cream and milkshakes with a variety of free mix-ins.

For fiscal year 2015, our average Bagger Dave's restaurant derived approximately 86.4% of its revenue from food, including non-alcoholic beverages, and 13.6% of its revenue from alcohol sales, primarily draft beer.

Retail Merchandise

Bagger Dave's not only serves locally sourced, craft sodas and proprietary sauce recipes, it also bottles and sells both in-store for guests to take home for personal consumption or gifts.  Sodas are available individually or in four-packs.  Sauce bottles are available individually or in three-packs.

Promotions

Our newly released menu emphasizes the following promotions:

• $4 Happy Hour – choose from craft beers, wines, select liquors and starters – Mon/Wed Mid & Late Night Happy Hour

• $5.95 Great American Day – our Great American Cheese Burger with either Hand-cut Fries or Sweet Chips – Tue All Day

• Burgers for the Better Good – guests host fundraisers where 15% of net sales go towards their cause – Mon/Wed Dinner

• $2.95 Lil ‘Bagger Meals – Wed/Sun All Day

• Half price Growler Fill-ups – Thu All Day

• Bloody Mary Burger Brunch – Half off Bloody Mary with any burger – Sat/Sun Lunch

We also have our Bagger Bucks rewards program which allows our guests to earn points which covert to Bagger Bucks that can be used for future credit toward their bill or in-store retail purchases.  Guests can find their balance using the Bagger Dave's app which also includes the ability for guests to pay at the table using their personal mobile device.

Growth Strategy

We plan to drive top and bottom line growth through the achievement of positive same-store-sales in comparable restaurant locations and the successful implementation of cost reduction initiatives at the restaurant and support level.  We closed 11 underperforming locations in 2015 where we determined that sustainable top and bottom line growth would be difficult to achieve, allowing us to focus on those locations where our growth opportunities are the strongest.

As our initiatives to improve our current restaurants take effect, we expect to be in a position to drive additional future growth through the development of new restaurant locations using a disciplined process based on a thorough market knowledge of the prospective locations. While we do not anticipate development of any new restaurant locations during the rest of 2016 or in 2017, we expect growth through new restaurant development may become viable in future years.

We intend to drive same-store-sales growth in all of our locations through the execution of local, traffic-driven marketing and advertising strategies, continued support of the community through sponsorship programs and local charities, selective price increases to certain menu items, and delivery of quality food and service in a clean and modernized environment. One of our guiding principles is that a happy team member translates to a happy guest.  A happy guest drives repeat sales and word-of-mouth referrals; two key factors that are fundamental and directly support our local marketing strategy.

We plan to improve our margins through a number of initiatives including: enhanced methods to manage cost of sales and hourly labor with use of technology and improved application of standards; consolidation of vendors, leveraging our scale to obtain lower product pricing and distribution costs; working with all service vendors to obtain competitive pricing, optimal frequency of service and productive billing which includes minimizing the number of invoices and securing highly-predictable periodic pricing; selective price increases to certain menu items.

Site Selection

We consider the real estate selection process to be a key factor in the long-term success of each restaurant, and as such, we devote a significant amount of time and effort into identifying and evaluating each potential location.  We consider several metrics to assess the strength of each proposed site, including daytime population, accessibility, population density, visibility and neighboring retailers.

For our restaurants, we prefer a strong end-cap position, which is a premier, highly visible corner positioned in a well-anchored shopping center or lifestyle entertainment center.  We also seek to develop freestanding locations, if the opportunity meets our site selection criteria, along with specific economic thresholds.

Restaurant Operations

We believe in retaining high quality restaurant managers, valuing our team members and providing fast, friendly service to our guests are key to our continued success.  In order to retain our unique culture as we grow, we devote substantial resources to identifying, selecting, and training our restaurant-level team members.  We typically have six in-restaurant trainers at each existing location who provide both front- and back-of-house training on site.  We also have a seven-week training program for our restaurant managers, which consists of an average of four weeks of restaurant training and three weeks of cultural training. During their training, managers observe our established restaurants' operations and guest interactions.  We believe our focus on guest-centric training is a core aspect of our Company and reinforces our mission to delight our guests.

Management and Staffing

The core values that define our corporate culture are cleanliness, service and organization. Our restaurants are generally staffed with one managing partner and up to three assistant managers depending on the sales volume of the restaurant. The managing partner is responsible for day-to-day operations and for maintaining the standards of quality and performance that define our corporate culture.  We utilize regional managing partners to oversee our managing partners and supervise the operation of our restaurants, including the continuing development of each restaurant's management team.  Through regular visits to the restaurants and constant communication with the management team, the regional managing partners ensure adherence to all aspects of our concept, strategy and standards of quality.

Training, Development, and Recruiting

We believe that successful restaurant operations, guest satisfaction, quality, and cleanliness begin with the team member - a key component of our strategy.  We pride ourselves on facilitating a well-organized, thorough, hands-on training program.  In 2013, after nine months of developing our new training program with the help of industry experts, we introduced our Hospitality Excellence Academy ("HEA"). To ensure success of our organization, HEA was designed to foster our culture of excellence by cultivating the leaders of tomorrow.

We offer an incentive program that we believe is very competitive in the restaurant industry.  Aside from competitive base salaries and benefits, management is incentivized with a performance-based bonus program.  We also provide group health, dental, and vision insurance, a company-sponsored 401(k) plan with a discretionary matching contribution feature, a tuition reimbursement program, a referral bonus program and opportunities for career advancement.

We emphasize growth from within the organization as much as possible, giving our team members the opportunity to develop and advance.  We believe this philosophy helps build a strong, loyal management team with high team member retention rates, giving us an advantage over our competitors.  We strive for a balance of internal promotion and external hiring.

Restaurants

Our typical Bagger Dave's restaurants range in size from 3,800 to 6,100 square feet, with a historical square foot average of about 4,300. We plan major renovations every seven to ten years. Given the age and condition of our current restaurants along with many recent updates to older locations, we do not anticipate any major capital outlays over the next three years.

Quality Control and Purchasing

We strive to maintain high quality standards, protecting our food supply at all times.

We seek to obtain the highest quality ingredients, products, and supplies from reliable sources at competitive prices.

To maximize our purchasing efficiencies, we negotiate, when available, fixed-price contracts (usually for a one-year period) or, where appropriate, commodity-price contracts.

Marketing and Advertising

We plan to spend approximately 3.0% of all restaurant sales on marketing and advertising.  In addition, charitable donations and local community sponsorships help us develop local public relations and are a major component of our marketing efforts.  We support programs that build traffic at the grass-roots level.  We also participate in numerous local restaurant marketing events throughout the communities we serve.

The advertising and marketing plan relies on local media, menu specials, promotions, and community events. We are also building our marketing reach with our current guests by telling our story through social media and Bagger Bucks loyalty rewards program.  We attribute a large part of our growth to word-of-mouth.

Information Systems and Technology

Enhancing the security of our financial data and other personal information remains a high priority for us. We continue to innovate and modernize our technology infrastructure to provide improved efficiency, control and security. Our ability to accept credit cards as payment in our restaurants and for online gift card orders depends on us remaining compliant with standards set by the PCI Security Standards Council ("PCI"). The standards set by PCI contain compliance guidelines and standards with regard to our security surrounding the physical and electronic storage, processing and transmission of individual cardholder data. We maintain security measures that are designed to protect and prevent unauthorized access to such information.

We also believe that technology can provide a competitive advantage and enable our strategy for growth through efficient restaurant operations, information analysis and ease and speed of guest service. We have a standard point-of-sale system in our restaurants that is integrated into our corporate office through a web-based above-store business intelligence reporting and analysis tool. Our systems are designed to improve operating efficiencies, enable rapid analysis of marketing and financial information and improve administrative productivity. In 2012, we launched online ordering and recently launched table side ordering devices that allow servers to create orders and send orders to the kitchen while standing with the customer. We believe the table-side ordering will help decrease serving time and increase customer turnover and satisfaction since these devices also accommodate credit card swipes so that the card never has to leave the customer's sight.

We are constantly assessing new technologies to improve operations, back-office processes and overall guest experience. This includes the implementation of mobile payment options, advanced programming of kitchen display units, tablet-based wait-listing applications and a mobile-based loyalty program.

Competition

The restaurant industry is highly competitive.  We believe we compete primarily with national casual dining and quick-casual establishments.  Competition is expected to remain intense with respect to price, service, location, concept and type and quality of food.  There is also competition for real estate sites, qualified management personnel and hourly restaurant staff.  Many of our competitors have been in existence longer than we have and may be better established in markets where we are currently located or may, in the future, be located.  Accordingly, we strive to continually improve our restaurants, maintain high quality standards and treat our guests in a manner that encourages them to return.  We believe our pricing communicates value in a comfortable, welcoming atmosphere that provides full service to the guest.

Trademarks, Service Marks, and Trade Secrets

Our domestically-registered trademarks and service marks include Bagger Dave's Burger Tavern®, Sloppy Dave's BBQ®, Railhouse Burger Sauce®, The Blues Burger®, Train Wreck Burger®, Dave's Sweet Potato Chips®, Meaningless Free Toppings®, Sloppy Dave's Fries® and Amazingly Delicious Turkey Black Bean Chili®.  We place considerable value on our trademarks, service marks, trade secrets and other proprietary rights and believe they are important to our brand-building efforts and the marketing of our Bagger Dave's restaurant concept.  We intend to actively enforce and defend our intellectual property, however, we cannot predict whether the steps taken by us to protect our proprietary rights will be adequate to prevent misappropriation of these rights or the use by others of restaurant features based upon or similar to our concepts.  Although we believe we have sufficient protections concerning our trademarks and service marks, we may face claims of infringement that could interfere with our ability to market our restaurants and promote our brand.

Government Regulations

The restaurant industry is subject to numerous federal, state, and local governmental regulations, including those relating to the preparation and sale of food and alcoholic beverages, sanitation, public health, nutrition labeling requirements, fire codes, zoning, and building requirements and to periodic review by state and municipal authorities for areas in which the restaurants are located.  Each restaurant requires appropriate licenses from regulatory authorities allowing it to sell beer, wine and liquor and each restaurant requires food service licenses from local health authorities.  The majority of our licenses to sell alcoholic beverages must be renewed annually and may be suspended or revoked at any time for cause, including violation by us or our team members of any law or regulation pertaining to alcoholic beverage control, such as those regulating the minimum age of team members or patrons who may serve or be served alcoholic beverages, the serving of alcoholic beverages to visibly intoxicated patrons, advertising, wholesale purchasing and inventory control.  In order to reduce this risk, restaurant team members are trained in standardized operating procedures designed to assure compliance with all applicable codes and regulations.  We have not encountered any material problems relating to alcoholic beverage licenses or permits to date.

We are also subject to laws governing our relationship with team members.  Our failure to comply with federal, state and local employment laws and regulations may subject us to losses and harm our brands.  The laws and regulations govern such matters as: wage and hour requirements; workers' compensation insurance; unemployment and other taxes; working and safety conditions; overtime; and citizenship and immigration status.  Significant additional government-imposed regulations under the Fair Labor Standards Act and similar laws related to minimum wages, overtime, rest breaks, paid leaves of absence, and mandated health benefits may also impact the performance of our operations.  In addition, team member claims based on, among other things, discrimination, harassment, wrongful termination, wages, hour requirements and payments to team members who receive gratuities, may divert financial and management resources and adversely affect operations.  The losses that may be incurred as a result of any violation of such governmental regulations by the Company are difficult to quantify.  To our knowledge, we are in compliance in all material respects with all applicable federal, state and local laws affecting our business.

The federal Patient Protection and Affordable Care Act ("PPACA") was enacted in March 2010. On January 1, 2015, the employer portion of the PPACA went into effect. In addition to being required to provide full-time employees with medical insurance that meets minimum value and affordability standards, the employer mandate requires employers to provide covered employees and the Internal Revenue Service with specific reportable benefit information. The Company's 2015 medical plan has been offered to all full-time employees and meets the minimum value and affordability requirements of the PPACA, and the Company believes that it will be able to meet the informational reporting requirements of PPACA when due.

Compliance with these laws and regulations may lead to increased costs and operational complexity and may increase our exposure to governmental investigations or litigation. We may also be subject, in certain states, to "dram shop" statutes, which generally allow a person injured by an intoxicated person to recover damages from an establishment that wrongfully served alcoholic beverages to the intoxicated person.  We carry liquor liability coverage as part of our existing comprehensive general liability insurance, which we believe is consistent with coverage carried by other companies in the restaurant industry of similar size and scope of operations.  Even though we carry liquor liability insurance, a judgment against us under a "dram shop" statute in excess of our liability coverage could have a material adverse effect on our operations.

ITEM 1A.     RISK FACTORS

This Registration Statement on Form 10 contains various "forward-looking statements" that are based on current expectations or beliefs concerning future events. Such statements can be identified by the use of terminology such as "anticipate," "believe," "estimate," "expect," "intend," "may," "could," "possible," "plan," "project," "will," "forecast" and similar words or expressions. Our forward-looking statements generally relate to our growth strategy, financial results, sales efforts, franchise expectations, restaurant openings and related expense and cash requirements. Although we believe there is a reasonable basis for the forward-looking statements, our actual results could be materially different. While it is not possible to foresee all of the factors that may cause actual results to differ from our forward-looking statements, such factors include, among others, the risk factors that follow. Investors are cautioned that all forward-looking statements involve risks and uncertainties and speak only as of the date on which they are made, and we do not undertake any obligation to update any forward-looking statement.

Risks Related to Our Business and Industry

Our Financial Results Depend Significantly Upon the Success of Our Existing and New Restaurants

Future growth in our revenue and profits will depend on our ability to maintain or grow sales and efficiently manage costs in our existing and new restaurants.  Currently, we have 19 Bagger Dave's restaurants.  The results achieved by our current restaurants may not be indicative of longer-term performance or the potential market acceptance of our restaurant concepts in other locations.

The success of our restaurants depends principally upon generating and maintaining guest traffic, loyalty and achieving positive margins.  Significant factors that might adversely affect guest traffic and loyalty and profit margins include:

● economic conditions, including housing market downturns, rising unemployment rates, lower disposable income, credit conditions, fuel prices and consumer confidence and other events or factors that adversely affect consumer spending in the markets we serve;

● competition in the restaurant industry, particularly in the casual and fast-casual dining segments;

● changes in consumer preferences;

● our guests’ failure to accept menu price increases that we may make to offset increases in certain operating costs;

● our reputation and consumer perception of our concepts’ offerings in terms of quality, price, value, ambiance and service; and

● our guests’ actual experiences from dining in our restaurants.

Our restaurants are also susceptible to increases in certain key operating expenses that are either wholly or partially beyond our control, including:

● food and other raw materials costs, many of which we cannot effectively hedge;

● compensation costs, including wage, workers’ compensation, health care and other benefits expenses;

● rent expenses and construction, remodeling, maintenance and other costs under leases for our new and existing restaurants;

● compliance costs as a result of changes in regulatory or industry standards;

● energy, water and other utility costs;

● costs for insurance (including health, liability and workers’ compensation);

● information technology and other logistical costs; and

● expenses due to litigation against us.

We May Not Be Able to Manage Our Growth

Our expansion strategy will depend upon our ability to drive sustainable improvements in our existing operations.  We closed 11 underperforming restaurant locations in 2015 so that we could focus on those locations with the best opportunity for growth.  We will not be in a position to open and operate additional restaurants unless we are successful in improving the operations of our current locations, and we do not anticipate any new openings during the remainder of 2016 or in 2017.  The potential for future opening of new restaurants will depend on a number of factors, many of which are beyond our control.  These factors include, among others, the availability of management, restaurant staff, and other personnel, the cost and availability of suitable restaurant locations, cost-effective and timely planning, design and build out of restaurants, acceptable leasing terms, acceptable financing, and securing required governmental permits.

We May Not Be Successful When Entering New Markets

When expanding the Bagger Dave's concept, we may enter new markets in which we may have limited or no operating experience.  There can be no assurance that we will be able to achieve success and/or profitability in our new markets or in our new restaurants.  The success of these new restaurants will be affected by the different competitive conditions, consumer taste, and discretionary spending patterns within the new markets, as well as by our ability to generate market awareness of the Bagger Dave's brand.  New restaurants typically require several months of operation before achieving normal levels of profitability.  When we enter highly competitive new markets or territories in which we have not yet established a market presence, the realization of our revenue targets and desired profit margins may be more susceptible to volatility and/or more prolonged than anticipated.

Competition in the Restaurant Industry May Affect Our Ability to Compete Effectively

The restaurant industry is intensely competitive.  We believe we compete primarily with regional and local bars, burger establishments, casual dining concept, and fast-casual establishments.  Competition from "better burger" establishments has recently been particularly intense.  Many of our direct and indirect competitors are well-established national, regional or local chains with a greater market presence than us. Further, some competitors have substantially greater financial, marketing and other resources than us. In addition, independent owners of local or regional establishments may enter the burger-based restaurant business without significant barriers to entry and such establishments may provide price competition for our restaurants.  Competition in the casual dining, fast-casual and quick-service segments of the restaurant industry is expected to remain intense with respect to price, service, location, concept and the type and quality of food.  We also face intense competition for real estate sites, qualified management personnel and hourly restaurant staff.

New Restaurants Added to Our Existing Markets May Take Sales From Existing Restaurants

New restaurants added to our existing markets, whether by us or others, may take sales away from our existing restaurants.  Because we intend to open restaurants in our existing markets, and others may intend the same, this may impact revenue earned by our existing restaurants.

Higher-Than-Anticipated Costs Associated With the Opening of New Restaurants or With the Closing, Relocating, or Remodeling of Existing Restaurants May Adversely Affect Our Results of Operations

Our revenue and expenses may be significantly impacted by the location, number and timing of the opening of new restaurants and the closing, relocating and remodeling of existing restaurants.  We incur substantial pre-opening expenses each time we open a new restaurant and will incur other expenses if we close, relocate or remodel existing restaurants.  These expenses are generally higher when we open restaurants in new markets, but the costs of opening, closing, relocating or remodeling any of our restaurants may be higher than anticipated.  An increase in such expenses could have an adverse effect on our results of operations.

The Loss of Key Executives Could Affect Our Performance

Our success depends substantially on the contributions and abilities of key executives and other team members.  The loss of any of our executive officers could jeopardize our ability to meet our financial targets.  In particular, we are highly dependent upon the services of T. Michael Ansley and Michael Lichocki.  We do not have employment agreements with these individuals or any of our other team members.  Our inability to retain the full-time services of any of these people or to attract other qualified executives could have an adverse effect on us, and there would likely be a difficult transition period in finding suitable replacements for any of them.

We May Not Be Able to Attract and Retain Qualified Team Members to Operate and Manage Our Restaurants

The success of our restaurants depends on our ability to attract, motivate, develop and retain a sufficient number of qualified restaurant team members, including managers and hourly team members.  The inability to recruit, develop and retain these individuals may delay the planned openings of new restaurants or result in high team member turnover in existing restaurants, thus increasing the cost to efficiently operate our restaurants.  This could inhibit our expansion strategy and business performance and negatively impact our operating results.

Fluctuations in the Cost of Food Could Impact Operating Results

Our primary food products are fresh ground beef and potatoes.  Our food, beverage and packaging costs could be significantly affected by increases in the cost of fresh ground beef, which can result from a number of factors, including but not limited to, seasonality, cost of corn and grain, animal disease, drought and other weather phenomena, increase in demand domestically and internationally, and other factors that may affect availability.  Additionally, if there is a significant rise in the price of ground beef, and we are unable to successfully adjust menu prices or menu mix or otherwise make operational adjustments to account for the higher beef prices, our operating results could be adversely affected.

Shortages or Interruptions in the Availability and Delivery of Food and Other Supplies May Increase Costs or Reduce Revenue

Possible shortages or interruptions in the supply of food items and other supplies to our restaurants caused by inclement weather, terrorist attacks, natural disasters such as floods, drought, and hurricanes, pandemics, the inability of our vendors to obtain credit in a tightened credit market, food safety warnings or advisories, or the prospect of such pronouncements or other conditions beyond our control, could adversely affect the availability, quality and cost of items we buy and the operations of our restaurants.  Our inability to effectively manage supply chain risk could increase our costs and limit the availability of products critical to our restaurant operations.

Our Success Depends Substantially on the Value of Our Brands and Unfavorable Publicity Could Harm Our Business

Multi-unit restaurant businesses such as ours can be adversely affected by publicity resulting from complaints, litigation or general publicity regarding poor food quality, food-borne illness, personal injury, food tampering, adverse health effects of consumption of various food products or high-calorie foods (including obesity) or other concerns.  Negative publicity from traditional media or online social network postings may also result from actual or alleged incidents or events taking place in our restaurants.

There has been a marked increase in the use of social media platforms and similar devices, including weblogs (blogs), social media websites, and other forms of Internet-based communications which allow individuals access to a broad audience of consumers and other interested persons.  Consumers value readily available information concerning goods and services that they have or plan to purchase, and may act on such information without further investigation or authentication.  The availability of information on social media platforms is virtually immediate, as is its impact.  Many social media platforms immediately publish the content their subscribers and participants can post, often without filters or checks on accuracy of the content posted.  The opportunity for dissemination of information, including inaccurate information, is seemingly limitless and readily available.  Information concerning our Company may be posted on such platforms at any time.  Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business.  The harm may be immediate without affording us an opportunity for redress or correction.  Such platforms also could be used for dissemination of trade secret information, compromising valuable company assets.  In summary, the dissemination of information online could harm our business, prospects, financial condition and results of operations, regardless of the information's accuracy.

Regardless of whether any public allegations or complaints are valid, unfavorable publicity relating to a number of our restaurants, or only to a single restaurant, could adversely affect public perception of the entire brand.  Adverse publicity and its effect on overall consumer perceptions of food safety, or our failure to respond effectively to adverse publicity, could have a material adverse effect on our business.  We must protect and grow the value of our brand to continue to be successful in the future.  Any incident that erodes consumer trust in or affinity for our brand could significantly reduce their value.  If consumers perceive or experience a reduction in food quality, service, ambiance or in any way believe we failed to deliver a consistently positive experience, the value of our brand could suffer.

Increases in Our Compensation Costs, Including as a Result of Changes in Government Regulation, Could Slow Our Growth or Harm Our Business

We are subject to a wide range of compensation costs.  Because our compensation costs are, as a percentage of revenue, higher than other industries, we may be significantly harmed by compensation cost increases.  Unfavorable fluctuations in market conditions, availability of such insurance, or changes in state and/or federal regulations could significantly increase our insurance premiums.  In addition, we are subject to the risk of employment-related litigation at both the state and federal levels, including claims styled as class action lawsuits, which are more costly to defend.  Also, some employment-related claims in the area of wage and hour disputes are not insurable risks.

Significant increases in health care costs may also continue to occur, and we can provide no assurance that we will be able to effectively contain those costs.  Further, we are continuing to assess the impact of recently-adopted federal health care legislation on our health care benefit costs, and significant increases in such costs could adversely impact our operating results.

In addition, many of our restaurant personnel are hourly team members subject to various minimum wage requirements or changes to existing tip credit laws.  Mandated increases in minimum wage levels and changes to the tip credit laws, which dictate the amounts an employer is permitted to assume a team member receives in tips when calculating the team member's hourly wage for minimum wage compliance purposes, have recently been and continue to be proposed and implemented at both federal and state government levels.  Continued minimum wage increases or changes to allowable tip credits may further increase our compensation costs or effective tax rate.

Various states in which we operate are considering or have already adopted new immigration laws, and the U.S. Congress and Department of Homeland Security from time to time consider or implement changes to federal immigration laws, regulations, or enforcement programs as well.  Some of these changes may increase our obligations for compliance and oversight, which could subject us to additional costs and make our hiring process more cumbersome, or reduce the availability of potential team members.  Although we require all team members to provide us with government-specified documentation evidencing their employment eligibility, some of our team members may, without our knowledge, be unauthorized team members.  Unauthorized team members are subject to deportation and may subject us to fines or penalties, and if any of our team members are found to be unauthorized, we could experience adverse publicity that negatively impacts our brand and may make it more difficult to hire and keep qualified team members.  Termination of a significant number of team members that, unbeknownst to us, were unauthorized team members may disrupt our operations, cause temporary increases in our compensation costs as we train new team members and result in additional adverse publicity.  Our financial performance could be materially harmed as a result of any of these factors.

Changes in Public Health Concerns and Legislation and Regulations Requiring the Provision of Nutritional Information May Impact Our Performance

Government regulation and consumer eating habits may impact our business as a result of changes in attitudes regarding diet and health or new information regarding the health effects of consuming our menu offerings.  These changes have resulted in, and may continue to result in, the enactment of laws and regulations that impact the ingredients and nutritional content of our menu offerings, or laws and regulations requiring us to disclose the nutritional content of our food offerings.  For example, a number of states, counties and cities have enacted menu labeling laws requiring multi-unit restaurant operators to disclose certain nutritional information available to guests, or have enacted legislation restricting the use of certain types of ingredients in restaurants.  The U.S. health care reform law included nation-wide menu labeling and nutrition disclosure requirements as well, and our restaurants will be covered by these national requirements when they go into effect. The final rule was published on December 1, 2014 and required implementation by end of 2016. Although the federal legislation is intended to preempt conflicting state or local laws on nutrition labeling, until we are required to comply with the federal law, we will be subject to a patchwork of state and local laws and regulations regarding nutritional content disclosure requirements.  Many of these requirements are inconsistent or are interpreted differently from one jurisdiction to another.  The effect of such labeling requirements on consumer choices, if any, is unclear at this time.  We cannot make any assurances regarding our ability to effectively respond to changes in consumer health perceptions or our ability to successfully implement the nutrient content disclosure requirements and to adapt our menu offerings to trends in eating habits.  The imposition of menu-labeling laws could have an adverse effect on our results of operations and financial position, as well as the restaurant industry in general.

Multiple jurisdictions in which we operate could adopt recently enacted requirements that require us to adopt and implement a Hazard Analysis and Critical Control Points ("HACCP") system for managing food safety and quality.  HACCP refers to a management system in which food safety is addressed through the analysis and control of potential hazards from production, procurement and handling, to manufacturing, distribution and consumption of the finished product.  We expect to incur certain costs to comply with these regulations, and these costs may be more than we anticipate.  If we fail to comply with these laws or regulations, our business could experience a material adverse effect.

Further, growing movements to change laws relating to alcohol may result in a decline in alcohol consumption at our restaurants or increase the number of dram shop claims made against us, either of which may negatively impact operations or result in the loss of liquor licenses.

Changes in Consumer Preferences or Discretionary Consumer Spending Could Harm Our Performance

Our success depends, in part, upon the continued popularity of our hamburgers and turkey burgers, other food and beverage items and the appeal of our restaurant concept.  We also depend on trends toward consumers eating away from home.  Shifts in these consumer preferences could negatively affect our future profitability.  Such shifts could be based on health concerns related to the cholesterol, carbohydrate, fat, calorie or salt content of certain food items, including items featured on our menu.  Negative publicity over the health aspects of such food items may adversely affect consumer demand for our menu items and could result in a decrease in guest traffic to our restaurants, which could materially harm our business.  In addition, our success depends, to a significant extent, on numerous factors affecting discretionary consumer spending, general economic conditions (including the continuing effects of the recent recession), disposable consumer income, and consumer confidence.  A decline in consumer spending or in economic conditions could reduce guest traffic or impose practical limits on pricing, either of which could harm our business, financial condition, operating results or cash flow.

Our Inability to Renew Existing Leases or Enter Into New Leases For New or Relocated Restaurants on Favorable Terms May Adversely Affect Our Results of Operations

As of September 25, 2016, all of our restaurants are located on leased premises and are subject to varying lease-specific arrangements.  For example, some of the leases require base rent that is subject to increase based on market factors, and other leases include base rent with specified periodic increases.  Some leases are subject to renewals, which could involve substantial increases.  Additionally, a few leases require contingent rent based on a percentage of gross sales.   When our leases expire in the future, we will evaluate the desirability of renewing such leases.  While we currently expect to pursue all renewal options, no guarantee can be given that such leases will be renewed or, if renewed, that rents will not increase substantially.  The success of our restaurants depends in large part on their leased locations.  As demographic and economic patterns change, current leased locations may or may not continue to be attractive or profitable. Possible declines in trade areas where our restaurants are located or adverse economic conditions in surrounding areas could result in reduced revenue in those locations.  In addition, desirable lease locations for new restaurant openings or for the relocation of existing restaurants may not be available at an acceptable cost when we identify a particular opportunity for a new restaurant or relocation.

Economic Conditions Could Have a Material Adverse Impact on Our Landlords in Retail Centers in Which We Are Located

Our landlords may be unable to obtain financing or remain in good standing under their existing financing arrangements, resulting in failures to pay required construction contributions or satisfy other lease covenants to us.  If our landlords fail to satisfy required co-tenancies, such failures may result in us terminating leases or delaying openings in these locations.  Also, decreases in total tenant occupancy in retail centers in which we are located may affect guest traffic at our restaurants.  All of these factors could have a material adverse impact on our operations.

A Decline in Visitors to Any of the Business Districts Near the Locations of Our Restaurants Could Negatively Affect Our Restaurant Sales

Some of our restaurants are located near high-activity areas such as retail centers, big-box shopping centers and entertainment centers.  We depend on high visitor rates at these businesses to attract guests to our restaurants.  If visitors to these centers decline due to economic conditions, closure of big-box retailers, road construction, changes in consumer preferences or shopping patterns, changes in discretionary consumer spending or otherwise, our restaurant sales in these areas could decline significantly and adversely affect the results of our operations.

Because Many of Our Restaurants are Concentrated in Local or Regional Areas, We are Susceptible to Economic and Other Trends and Developments, Including Adverse Weather Conditions, in These Areas

Our financial performance is highly dependent on restaurants located in Ohio, Indiana, and Michigan.  As a result, adverse economic conditions in any of these areas could have a material adverse effect on our overall results of operations.  In recent years, certain of these states have been more negatively impacted by the housing decline, high unemployment rates and the overall economic crisis than other geographic areas.  In addition, other regional occurrences such as local strikes, terrorist attacks, increases in energy prices, adverse weather conditions, droughts or other natural or man-made disasters have occurred.  In particular, adverse weather conditions can impact guest traffic at our restaurants, cause the temporary underutilization of certain seating areas, and, in more severe cases, cause temporary restaurant closures, sometimes for prolonged periods.

Legal Actions Could Have an Adverse Effect on Us

We have faced in the past and could face in the future legal action from government agencies, team members, guests, or other parties.  Many state and federal laws govern our industry, and if we fail to comply with these laws, we could be liable for damages or penalties.   Further, we may face litigation from guests alleging that we were responsible for an illness or injury they suffered at or after a visit to our restaurants, or alleging that we are not complying with regulations governing our food quality or operations.  We may also face employment-related litigation, including claims of age discrimination, sexual harassment, gender discrimination, immigration violations, or other local, state, and federal labor law violations. In light of the potential cost and uncertainty involved in litigation, we may settle matters even when we believe we have a meritorious defense. Litigation and its related costs may have a material adverse effect on our results of operations and financial condition.

We May Not Be Able to Obtain and Maintain Licenses and Permits Necessary to Operate Our Restaurants

The restaurant industry is subject to various federal, state and local government licensure and permitting requirements, including those relating to the sale of food and alcoholic beverages.  The failure to obtain and maintain these licenses, permits and approvals, including food and liquor licenses, could adversely affect our operating results.  Difficulties or failure to obtain any required licenses, permits or other government approvals could delay or result in our decision to cancel the opening of new restaurants.  Local authorities may revoke, suspend or deny renewal of our food and liquor licenses if they determine that our conduct violates applicable regulations.

The Sale of Alcoholic Beverages at Our Restaurants Subjects Us to Additional Regulations and Potential Liability

For fiscal year 2015, approximately 13.9% of our consolidated restaurant sales were attributable to the sale of alcoholic beverages.  Our restaurants sell alcoholic beverages, and as such, we are required to comply with the alcohol licensing requirements of the federal government, states and municipalities where our restaurants are located.  Alcoholic beverage control regulations require applications to state authorities and, in certain locations, county and municipal authorities for a license and permit to sell alcoholic beverages on the premises and to provide service for extended hours and on Sundays.  Typically, the licenses are renewed annually and may be revoked or suspended for cause at any time.  Alcoholic beverage control regulations relate to numerous aspects of the daily operations of the restaurants, including minimum age of guests and team members, hours of operation, advertising, wholesale purchasing, inventory control and handling, storage and dispensing of alcoholic beverages.  If we fail to comply with federal, state or local regulations, our licenses may be revoked and we may be forced to terminate the sale of alcoholic beverages at one or more of our restaurants.

In certain states, we are subject to "dram shop" statutes, which generally allow a person injured by an intoxicated person the right to recover damages from an establishment that wrongfully served alcoholic beverages to the intoxicated person.  Some dram shop litigation against restaurant companies has resulted in significant judgments, including punitive damages.

We May Not Be Able to Protect Our Trademarks, Service Marks, and Trade Secrets

We place considerable value on our trademarks, service marks, and trade secrets. We intend to actively enforce and defend our intellectual property, although we may not always be successful. We attempt to protect our recipes as trade secrets by, among other things, requiring confidentiality agreements with our suppliers and executive officers.  However, we cannot be sure that we will be able to successfully enforce our rights under our marks or prevent competitors from misappropriating our recipes, nor can we be sure that our methods of safeguarding our information are adequate and effective.  We also cannot be sure that our marks are valuable; that using our marks does not, or will not, violate others' marks; that the registrations of our marks would be upheld if challenged; or that we would not be prevented from using our marks in areas of the country where others might have already established rights to them.  Any of these uncertainties could have an adverse effect on us and our expansion strategy.

We Are Dependent on Information Technology and Any Material Failure of That Technology Could Impair Our Ability to Efficiently Operate Our Business

We rely on information systems across our operations, including, for example, point-of-sale processing in our restaurants, management of our supply chain, collection of cash, payment of obligations, and various other processes and procedures.  Our ability to efficiently manage our business depends significantly on the reliability and capacity of these systems. The failure of these systems to operate effectively, problems with maintenance, upgrading or transitioning to replacement systems, or a breach in security of these systems could cause delays in guest service and reduce efficiency in our operations.  Significant capital investments might be required to remediate any problems.  In addition, many businesses have had security breaches which revealed confidential information about their customers.  In some cases the customers sued for damages.  If our information system is breached we could be involved in litigation and we could sustain losses as a result.

Our Ability to Raise Capital in the Future May Be Limited, Which Could Adversely Impact Our Business

Changes in our restaurant operations, lower than anticipated restaurant sales, increased food or compensation costs, increased property expenses, acceleration of our expansion plans or other events, including those described in this Registration Statement, may cause us to seek additional debt or equity financing on an accelerated basis.  Financing may not be available to us on acceptable terms, and our failure to raise capital when needed could negatively impact our restaurant growth plans as well as our financial condition and the results of operations.  Additional equity financing, if available, may be dilutive to the holders of our common stock.  Debt financing may involve significant cash payment obligations, covenants and financial ratios that may restrict our ability to operate and grow our business.

Our Current Insurance May Not Provide Adequate Levels of Coverage Against Claims

We currently maintain insurance that is customary in our industry and required in our leases.  However, there are types of losses we may incur that cannot be insured against or that we believe are not economically reasonable to insure against, such as losses due to natural disasters.  Such damages could have a material adverse effect on our business and the results of operations.  Additionally, there is no assurance that we will be able to maintain our current coverage at acceptable premium rates or that any coverage will be available to us in the future.

An Impairment in the Carrying Value of our Fixed Assets or Intangible Assets Could Adversely Affect our Financial Condition and Results of Operations

We evaluate the useful lives of our fixed assets and intangible assets to determine if they are definite or indefinite. Reaching a determination on useful life requires significant judgments and assumptions regarding the lease term, future effects of obsolescence, demand, competition, other economic factors (such as the stability of the industry, legislative action that results in an uncertain or changing regulatory environment, and expected changes in distribution channels), the level of required maintenance expenditures and the expected lives of other related groups of assets. We cannot accurately predict the amount and timing of any impairment of assets. Should the value of fixed assets or intangible assets become impaired, there could be an adverse effect on our financial condition and consolidated results of operations.

We May Incur Costs Resulting From Security Risks We Face in Connection With Our Electronic Processing and Transmission of Confidential Guest Information

We accept electronic payment cards from our guests in our restaurants. For the fiscal year ended December 27, 2015, approximately 77.0% of our sales were attributable to credit/debit card transactions, and credit/debit card usage could continue to increase. A number of restaurant operators and retailers have experienced actual or potential security breaches in which credit/debit card information may have been stolen.  While we have taken reasonable steps to prevent the occurrence of security breaches in this respect, we may in the future become subject to claims for purportedly fraudulent transactions arising out of the actual or alleged theft of credit/debit card information, and we may also be subject to lawsuits or other proceedings in the future relating to these types of incidents.  Proceedings related to theft of credit/debit card information may be brought by payment card providers, banks, and credit unions that issue cards, cardholders (either individually or as part of a class action lawsuit), and federal and state regulators.  Any such proceedings could distract our management team members from running our business and cause us to incur significant unplanned losses and expenses.

We also receive and maintain certain personal information about our guests and team members. The use of this information by us is regulated at the federal and state levels.  If our security and information systems are compromised or our team members fail to comply with these laws and regulations and this information is obtained by unauthorized persons or used inappropriately, it could adversely affect our reputation, as well as the results of operations, and could result in litigation against us or the imposition of penalties.  In addition, our ability to accept credit/debit cards as payment in our restaurants and online depends on us maintaining our compliance status with standards set by the PCI Security Standards Council.  These standards, set by a consortium of the major credit card companies, require certain levels of system security and procedures to protect our guests' credit/debit card information as well as other personal information.  Privacy and information security laws and regulations change over time, and compliance with those changes may result in cost increases due to necessary system and process changes.

Failure to Establish and Maintain Our Internal Control Over Financial Reporting Could Harm Our Business and Financial Results.

Our management team members are responsible for establishing and maintaining effective internal control over financial reporting.  Internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of financial reporting for external purposes in accordance with accounting principles generally accepted in the United States.  Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that we would prevent or detect a misstatement of our financial statements or fraud.  Any failure to maintain an effective system of internal control over financial reporting could limit our ability to report our financial results accurately and timely or to detect and prevent fraud.  Any failure to remediate a material weakness or the occurrence of additional material weaknesses in internal control over financial reporting could cause a loss of investor confidence and decline in the market price of our stock.

Our Inability or Failure to Effectively Manage Our Marketing Through Social Media Could Materially Adversely Impact Our Business.

As part of our marketing efforts, we rely on search engine marketing and social media platforms such as Facebook® and Twitter® to attract and retain guests. We also are initiating a multi-year effort to implement new technology platforms that should allow us to digitally engage with our guests and team members and strengthen our marketing and analytics capabilities. These initiatives may not be successful, resulting in expenses incurred without the benefit of higher revenues or increased employee engagement. In addition, a variety of risks are associated with the use of social media, including the improper disclosure of proprietary information, negative comments about our company, exposure of personally identifiable information, fraud, or out-of-date information. The inappropriate use of social media vehicles by our guests or team members could increase our costs, lead to litigation or result in negative publicity that could damage our reputation.

Risks Relating to the Separation

We may not realize the anticipated benefits from the separation from DRH (the "Separation"), and the Separation could harm our business.

We may not be able to achieve the full strategic and financial benefits expected to result from the Separation, or such benefits may be delayed or not occur at all. The Separation is expected to enhance strategic and management focus and provide a distinct investment identity.  We may not achieve these and other anticipated benefits for a variety of reasons, including, among others:

- The Separation will require significant amounts of management's time and effort, which may divert management's attention from operating and growing our business;

- Following the Separation, we may be more susceptible to economic downturns and other adverse events than if we were still a part of DRH;

- Following the Separation, our business will be less diversified than DRH's business prior to the Separation; our business will also experience a loss of scale and access to certain financial, managerial and professional resources from which we have benefited in the past; and

- The other actions required to separate the respective businesses could disrupt our operations.

If we fail to achieve some or all of the benefits expected to result from the Separation, or if such benefits are delayed, our business could be harmed.

We have no history of operating as an independent company, and our historical combined financial information is not necessarily representative of the results that we would have achieved as an independent, publicly traded company and may not be a reliable indicator of our future results.

Our historical combined financial information included in this registration statement is not necessarily indicative of our future results of operations, financial condition or cash flows, nor does it reflect what our results of operations, financial condition or cash flows would have been as an independent public company during the periods presented. In particular, the historical combined financial information included in this registration statement is not necessarily indicative of our future results of operations, financial condition or cash flows primarily because of the following factors:

- Prior to the Separation, our business has been operated by DRH as part of its broader corporate organization, rather than as an independent company. DRH provides support for various corporate functions for us, such as information technology, shared services, medical insurance, procurement, logistics, marketing, human resources, legal, finance and internal audit.

- Our historical combined financial results reflect the direct, indirect and allocated costs for such services historically provided by DRH, and these costs may significantly differ from the comparable expenses we would have incurred as an independent company;

- Our working capital requirements and capital expenditures historically have been satisfied as part of DRH's corporate-wide cash management and centralized funding programs, and our cost of debt and other capital may significantly differ from that which is reflected in our historical Combined Financial Statements;

- The historical combined financial information may not fully reflect the costs associated with the Separation, including the costs related to being an independent public company;

- Our historical combined financial information does not reflect our obligations under the various transitional and other agreements we will enter into with DRH in connection with the Separation; and

- Currently, our business is integrated with that of DRH and we benefit from DRH's size and scale in costs, employees and vendor and customer relationships. Thus, costs we will incur as an independent company may significantly exceed comparable costs we would have incurred as part of DRH and some of our customer relationships may be weakened or lost.

We based allocated expenses from DRH included in this registration statement on available information and assumptions that we believe are reasonable; actual results, however, may vary. In addition, our combined financial information included in this information statement may not give effect to various ongoing additional costs we may incur in connection with being an independent public company. Accordingly, our combined financial statements do not reflect what our results of operations, financial condition or cash flows would have been as an independent public company and is not necessarily indicative of our future financial condition or future results of operations.

We have historically operated as a business unit of DRH, and there are risks associated with our separation from DRH.

We have historically operated as a business unit of DRH and although our operations within the DRH group have been largely self-sufficient, a number of aspects of our current relationship with DRH will change as a result of our separation from DRH.  Among other things, we expect to be released as a co-obligor on a joint and several basis with DRH on its $155.0 million senior secured credit facility, and to have the related liens on our assets released.  Additionally, while DRH will remain as a guarantor on 15 of our 19 restaurant lease agreements as of the date of the spin-off, it is unlikely that DRH would serve as a guarantor on any future lease agreements. These and other changes could have an adverse effect on our business and results of operations.

We will incur significant costs to create the corporate infrastructure necessary to operate as an independent public company.

DRH currently performs many important corporate functions for us, including internal audit, finance, accounting, tax, human resources, procurement, information technology, intellectual property, litigation management, real estate, environmental and public affairs. We are currently allocated a portion of DRH's corporate expenses for these services. Following the Separation, DRH will continue to provide some of these services to us on a transitional basis, generally for a period of up to three years pursuant to a Transition Services Agreement that we will enter into with DRH.  DRH may not successfully execute all of these functions during the transition period or we may have to expend significant efforts or costs materially in excess of those estimated under the Transition Services Agreement. Any interruption in these services could have an adverse effect on our business, results of operations, financial condition and cash flows.

In addition, at the end of this transition period, we will need to perform these functions ourselves or hire third parties to perform these functions on our behalf. The costs associated with performing or outsourcing these functions may exceed the amounts reflected in our historical Combined Financial Statements that were incurred as a business segment of DRH. A significant increase in the costs of performing or outsourcing these functions could materially and adversely affect our business, results of operations, financial condition and cash flows.

The obligations associated with being a public company will require significant resources and management attention.

Currently, we are not directly subject to the reporting and other requirements of the Exchange Act. Following the effectiveness of this registration statement, we will be directly subject to such reporting and other obligations under the Exchange Act. As an independent public company, we are required to, among other things:

 - Prepare and distribute periodic reports, proxy statements and other stockholder communications in compliance with the federal securities laws;

- Have our own Board of Directors and committees thereof, which comply with federal securities laws;

- Institute our own financial reporting and disclosure compliance functions;

- Establish an investor relations function;

- Establish internal policies, including those relating to trading in our securities and disclosure controls and procedures; and

- Comply with the rules and regulations implemented by the SEC, the Sarbanes-Oxley Act, the Dodd-Frank Act and the Public Company Accounting Oversight Board.

These reporting and other obligations will place significant demands on our management and our administrative and operational resources, including accounting resources, and we expect to face increased legal, accounting, administrative and other costs and expenses relating to these demands that we had not incurred as a segment of DRH. Our investment in compliance with existing and evolving regulatory requirements will result in increased administrative expenses and a diversion of management's time and attention from revenue-generating activities to compliance activities, which could have an adverse effect on our business, results of operations, financial condition and cash flows.

Management owns a large percent of the outstanding shares of common stock.

Following the spinoff, our founder, T. Michael Ansley, will own approximately 41.7% of Bagger Dave’s outstanding common stock, just as he has the same ownership interest in DRH. As a result, T. Michael Ansley will control a large percentage of the outstanding voting shares. This means that other shareholders will find it difficult to pass measures without his approval. It also means that it would be difficult to remove T. Michael Ansley as a director, since he could vote his shares to prevent such actions.

Capitalization and Going Concern following the Spinoff.

In order to maintain the business as a going concern after the spinoff it will be necessary for Bagger Dave’s to be properly capitalized.  As indicated in the footnotes to the financial statements DRH plans to provide initially $2.0 million in capitalization and if that is not sufficient DRH may provide another $1.0 million in capitalization. If this level of capitalization is insufficient to properly capitalize Bagger Dave's, there could be a risk that Bagger Dave’s would be unable to continue as a going concern.

Losses incurred by the Company could have a negative impact on stock value.

In 2014 we incurred a loss of $8.9 million, in 2015 we incurred a loss of $26.6 million and for the nine months period ending 2016 we incurred a loss of $5.5 million.  If we continue to incur losses of this nature this could have a significant negative affect on our stock value and it could ultimately prevent us from being able to continue as a going concern.

ITEM 2.     FINANCIAL INFORMATION

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

The following discussion and analysis of our financial condition should be read in conjunction with our financial statements and the related notes to those statements included elsewhere in this document.  The following discussion contains, in addition to historical information, forward-looking statements that include risks and uncertainties.  Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under the heading "Risk Factors" and elsewhere in this document.

Overview

Launched in January 2008, Bagger Dave's is a unique, full-service, ultra-casual restaurant and bar concept.  We have worked to create a concept that provides a warm, inviting and entertaining atmosphere through a friendly and memorable guest experience.

Bagger Dave's specializes in locally-sourced, never-frozen prime rib recipe burgers, all-natural lean turkey burgers, hand-cut fries, locally crafted beers on draft, hand-dipped milk shakes, salads, black bean turkey chili and much more, delivered in a warm, hip atmosphere with friendly "full" service. The concept differentiates itself from other full-service casual dining establishments by the absence of walk-in freezers and microwaves, substantiating our fresh food offerings. The concept focuses on local flair of the city in which the restaurant resides by showcasing historical photos. Running above the dinning room and bar, the concept features an electric train; a feature which was the genesis of Bagger Dave's logo.

Our Growth Strategies and Outlook

Our strategy is comprised of the following key growth components:

- deliver comparable restaurant sales growth by providing our guest with an exceptional experience and executing effective marketing and advertising strategies;

- leverage our operating expertise to grow profit margins; and

- pursue disciplined restaurant growth through organic expansion in areas in proximity to our current locations.

We have established a patient and disciplined strategy for opening new restaurants which is:  finding an ideal location that aligns with Bagger Dave's core demographic, with a goal of producing a cash-on-cash return of greater than 30.0%, based on projected average unit volumes, initial cash investment and lease rates.

The Company opened five new restaurants and closed 11 underperforming restaurants in 2015.

Performance Indicators

We use several metrics to evaluate and improve each restaurant's performance that include: sales growth, ticket times, guest satisfaction, hourly compensation costs and food, beverage and packaging costs.

We also use the following key performance indicators in evaluating restaurant performance:

- Average Unit Volumes. With a small base of restaurant locations, and as we continue to build our brand, we focus on average unit volumes for each location, targeting year-over-year improvements.

- Restaurant-Level Contribution.  Also referred to as Restaurant-Level EBITDA, this metric presents a restaurant's on-going profit contribution and is defined as net revenue less costs of sales, labor, occupancy and operational expenses.  It is representative of a restaurant's cash flow and is often times presented and measured as a percentage of sales in comparison to other restaurants.

Restaurant Openings

The following table outlines the restaurant unit information for each fiscal year from 2011 through Q3 2016. No additional restaurants will be built in 2016.

	2016	2015	2014	2013	2012
Total restaurants at the beginning of the year	18	24	18	11	6
New openings	1	5	6	7	5
Closures	0	(11)	0	0	0
Total restaurants at the end of the year	19	18	24	18	11

Our Fiscal Year

The Company utilizes a 52- or 53-week accounting period that ends on the last Sunday in December.  Fiscal year 2015 ended on December 27, 2015, fiscal year 2014 ended on December 28, 2014 and fiscal year 2013 ended December 29, 2013. Each fiscal year comprised of 52 weeks.

Key Financial Definitions

Revenue.  Revenue consists of food and beverage sales, and merchandise sales, such as Bagger Dave's Craft Sodas. Revenue is presented net of discounts associated with each sale. Revenue in a given period is directly influenced by the number of operating weeks in such period, the number of restaurants we operate and comparable restaurant sales growth.

Food, Beverage, and Packaging Costs.  Food, beverage and packaging costs consist primarily of food, beverage, packaging and merchandise-related costs. The components of food, beverage and packaging costs are variable in nature, change with sales volume and are subject to increases or decreases based on fluctuations in commodity costs.

Compensation Costs. Compensation costs include restaurant management salaries, front- and back-of-house hourly wages, and restaurant-level manager bonuses, team member benefits and payroll taxes.

Occupancy Costs. Occupancy costs include rent charges, both fixed and variable, as well as common area maintenance costs, property insurance and taxes, the amortization of tenant allowances and the adjustment to straight-line rent. These expenses are generally fixed, but a portion may vary with an increase in sales if the lease contains a percentage rent provision.

Other Operating Costs. Other operating costs consist primarily of restaurant-related operating costs, such as supplies, utilities, repairs and maintenance, travel cost, insurance, credit card fees, recruiting and security. These costs generally increase with sales volume but decline as a percentage of revenue.

General and Administrative Expenses.  General and administrative expenses include costs associated with administrative  and operational support functions  including senior and supervisory management and staff compensation costs (including stock-based compensation) and benefits, marketing and advertising expenses, travel, legal and professional fees, information systems, office rent and other related support costs. General and administrative expenses in these financial statements consist primarily of the allocation of expenses from DRH.

Pre-Opening Costs.  Restaurant pre-opening costs consist of expenses incurred to open a new restaurant, including manager salaries, relocation costs, supplies, recruiting expenses, initial new market public relations costs, pre-opening activities, team member payroll and related training costs for new team members. Restaurant pre-opening expenses also include rent recorded during the period between date of possession and the restaurant opening date. In addition, the Company includes restaurant labor costs that exceed the historical average for the first three months of restaurant operations that are attributable to training and initial staff turnover.

Depreciation and Amortization.   Depreciation and amortization includes depreciation on fixed assets, including equipment and leasehold improvements, and amortization of certain intangible assets for restaurants.

Interest Expense.  Interest expense consists primarily of interest on outstanding indebtedness and the amortization of debt issuance costs. Currently, Bagger Dave's carries no debt obligations and thus has no related interest expense.

RESULTS OF OPERATIONS

Historically, we have used the corporate functions of DRH for a variety of services including treasury, accounting, tax, legal, marketing and other shared services, which include the costs of payroll, employee benefits and related costs. Total shared services expense allocated to the Company were $4.9 million in fiscal 2015 (consisting of $1.8 million of compensation, $2.7 million of marketing costs and $0.4 million of other expenses), $3.4 million in fiscal 2014 (consisting of $1.6 million of compensation and $1.8 million of marketing costs), $2.3 million for nine-month period ended September 26, 2016 (consisting of $1.4 million of compensation, $0.7 million of marketing costs and $0.2 million of other expenses) and $3.7 million for nine-month period ended September 27, 2015 (consisting of $1.4 million of compensation, $2.1 million of marketing costs and $0.2 million of other expenses). Compensation allocations set forth in the financial statements are based upon estimated time spent by each individual of the DRH management team whose time was split between BWW and the Bagger Dave's brand. These individuals' allocations to Bagger Dave's were based on the estimated percentage of their time spent working with Bagger Dave's. Marketing costs were allocated based upon actual Bagger Dave’s costs derived from a review of each invoice expensed during the period. Other expenses in 2015, 2014, nine-month period ended September 25, 2016 and nine-month period ended September 27, 2015 were allocated on an estimated percentage based upon the service provided.

We believe that the assumptions and methodologies underlying the allocation of these expenses from DRH are reasonable.  However, such expenses may not be indicative of the actual level of expense that would have been or will be incurred by us when we operate as a publicly traded company independent of DRH.  We expect to enter into agreements with DRH for the continuation of certain services.  We believe that the allocations in the historical financial statements are not necessarily indicative of the arrangements that will be entered into as part of the Separation.   After the Separation, it is anticipated that certain of the DRH management will remain with DRH, and therefore these costs will not be incurred by Bagger Dave's.

We may also incur increased costs as a result of becoming a publicly traded company independent of DRH.  We expect our general and administrative expenses going forward to be between $1.8 million and $2.0 million.  This includes administrative salaries of the senior management team, administrative expenses including professional fees for accounting, audit, legal, etc. and marketing expenses.  We believe cash flows from our operations will be sufficient to fund these additional corporate expenses.

The following table presents the combined statements of operations for the fiscal years ended December 27, 2015 and December 28, 2014 with each line item expressed as a percentage of revenue.

	Fiscal Years Ended
	December 27, 2015	December 28, 2014
Total revenue	100.0%	100.0%

Operating expenses
Food, beverage, and packaging costs	31.4%	30.7%
Compensation costs	39.8%	36.2%
Occupancy costs	12.4%	7.4%
Other operating costs	22.4%	21.6%
General and administrative expenses	18.7%	17.1%
Pre-opening costs	6.5%	9.1%
Depreciation and amortization	16.8%	15.8%
Impairment and loss on asset disposals	48.0%	2.5%
Total operating expenses	196.0%	140.4%

Operating loss	(96.0)%	(40.4)%

FISCAL YEAR 2015 COMPARED WITH FISCAL YEAR 2014

Revenue

Total revenue for Fiscal Year 2015 was $27.7 million, an increase of $5.7 million, or 25.7%, over revenue generated during Fiscal Year 2014.  The increase was attributable to the opening of five restaurants partially offset by the closure of three restaurants during August 2015 and a decrease in average unit volumes of existing locations.

Operating Expenses

Food, beverage and packaging costs increased by $1.9 million, or 28.6%, to $8.7 million in Fiscal Year 2015 from $6.8 million in Fiscal Year 2014 as a result of the increase in the number of restaurants and inflationary factors.  Food, beverage, and packaging cost as a percentage of sales increased to 31.4% in Fiscal Year 2015 from 30.7% in Fiscal Year 2014 primarily due to net commodity cost inflation.

Compensation costs increased by $3.0 million, or 38.2%, to $11.0 million in Fiscal Year 2015 from $8.0 million in Fiscal Year 2014. The increase was primarily due to the increase in the number of restaurants operating in 2015.  Compensation cost as a percentage of sales increased to 39.8% in Fiscal Year 2015 from 36.2% in Fiscal Year 2014 due to the rollout of the new chef-inspired menu and our investment into the guest experience at Bagger Dave's by mandating minimum staffing levels.

Occupancy costs increased by $1.8 million, or 111.8%, to $3.4 million in Fiscal Year 2015 from $1.6 million in Fiscal Year 2014 primarily due to the increase in the number of restaurants operating in 2015 as well as the $916,000 one-time expense for lease liability stemming from the closure of 11 restaurants, eight of which closed on the last day of the fiscal year. Thus, for a significant portion of the year, we were operating more restaurants in 2015 compared to 2014. Occupancy cost as a percentage of sales increased to 12.4% in Fiscal Year 2015 from 7.4% in Fiscal Year 2014. Approximately 2.5%, or half of the increase, resulted from rents from the sale-leaseback of the six previously owned properties and approximately 2.5% resulted from the one-time expense for lease liability for the 11 closed restaurants.

Other operating costs increased by $1.4 million, or 30.3%, to $6.2 million in Fiscal Year 2015 from $4.8 million in Fiscal Year 2014 primarily due to the increase in the number of restaurants operating in 2015.  Other operating cost as a percentage of sales increased to 22.4% in Fiscal Year 2015 from 21.6% in Fiscal Year 2014 primarily due to an increase in supplies, maintenance and information systems expenses.

General and administrative expenses increased by $1.4 million, or 37.5%, to $5.2 million in Fiscal Year 2015 from $3.8 million in Fiscal Year 2014. General and administrative costs as a percentage of sales increased to 18.7% in Fiscal Year 2015 from 17.1% in Fiscal Year 2014 primarily due to sales leverage.

Pre-opening costs decreased by $0.2 million, or 9.8%, to $1.8 million in Fiscal Year 2015 from $2.0 million in Fiscal Year 2014. The decrease in pre-opening costs was due to the timing and costs to open new restaurants during Fiscal Year 2015.  The Company opened five new restaurants in Fiscal Year 2015 versus six new restaurant openings in Fiscal Year 2014. As a percentage of sales, pre-opening costs decreased to 6.5% in Fiscal Year 2015 from 9.1% in Fiscal Year 2014.

Depreciation and amortization increased by $1.2 million, or 33.7%, to $4.7 million in Fiscal Year 2015 from $3.5 million in Fiscal Year 2014 primarily due to the increase in the total number of restaurants operating in 2015. While there were 11 restaurants closed during Fiscal Year 2015, eight of these closed on the last day of the fiscal year. Depreciation and amortization as a percentage of sales increased to 16.8% in Fiscal Year 2015 from 15.8% in Fiscal Year 2014.

Impairment and loss on asset disposal increased by $12.7 million, to $13.3 million in Fiscal Year 2015 from $0.6 million in Fiscal Year 2014.  The increase was primarily due to the closure of 11 restaurants and the $10.0 million write down of the remaining assets.  In addition, we impaired $2.8 million of assets for four Bagger Dave's locations. Loss on disposal of assets as a percentage of sales, increased to 48.0% in Fiscal Year 2015 from 2.5% in Fiscal Year 2014.

Interest and Taxes

Bagger Dave's had no interest expense during the years ended December 27, 2015 and December 28, 2014. In addition, due to the net losses incurred in Fiscal 2015 and 2014, combined with there being a full valuation allowance on our deferred tax assets, Bagger Dave's had no income tax expense during Fiscal 2015 and 2014.

The following table presents the combined Statements of Operations for fiscal years to date for the nine months ended September 25 and September 27, 2015, with each line item expressed as a percentage of revenue.

	Nine Months Ended
	September 25, 2016	September 27, 2015
Total revenue	100.0%	100.0%

Operating expenses
Food, beverage, and packaging costs	30.3%	30.9%
Compensation costs	38.1%	39.0%
Occupancy costs	7.7%	10.4%
Other operating costs	26.1%	21.8%
General and administrative expenses	17.9%	18.3%
Pre-opening costs	2.3%	5.6%
Depreciation and amortization	16.6%	16.3%
Impairment and loss (gain) on asset disposals	(4.1)%	11.1%
Total operating expenses	134.9%	153.4%

Operating loss	(34.9)%	(53.4)%

NINE MONTHS ENDED SEPTEMBER 25, 2016 COMPARED WITH NINE MONTHS ENDED SEPTEMBER 27, 2015

Revenue

Total revenue for period September 25, 2016 YTD ("Year to Date 2016") was $15.8 million, a decrease of $5.1 million, or 24.5%, compared to $20.9 million in revenue generated during September 27, 2015 YTD ("Year to Date 2015").  The decrease was attributable to the closure of 11 locations in the second half of 2015 partially offset by the opening of four new locations, three in the second half of 2015 and one in the first half of 2016.

Operating Expenses

Food, beverage and packaging costs decreased by $1.7 million, or 25.9%, to $4.8 million in Year to Date 2016 from $6.5 million in Year to Date 2015 as a result of the net decrease in the number of locations.  Food, beverage, and packaging cost as a percentage of sales slightly decreased to 30.3% in Year to Date 2016 from 30.9% in Year to Date 2015 due primary to commodity relief for beef, which was offset by an increase in potato costs and a price decrease resulting from plattering initiative in the latter half of 2015.

Compensation costs decreased by $2.1 million, or 26.3%, to $6.0 million in Year to Date 2016 from $8.1 million in Year to Date 2015. The decrease was due to the net decrease in the number of locations.  Compensation cost as a percentage of sales decreased to 38.1% in Year to Date 2016 from 39.0% in Year to Date 2015 due primary to the closure of 11 Bagger Dave's locations, which had a higher average labor cost as a percentage of sales.

Occupancy costs decreased by $1.0 million, or 44.1%, to $1.2 million in Year to Date 2016 from $2.2 million in Year to Date 2015 primarily due to the net decrease in the number of locations. Occupancy cost as a percentage of sales decreased to 7.7% in Year to Date 2016 from 10.4% in Year to Date 2015 primarily due to the reversal of some closure-related rent-expense at the end of 2015 due to successfully subletting or terminating leases earlier than anticipated.

Other operating costs decreased by $0.4 million, or 9.3% in Year to Date 2016 from Year to Date 2015. Other operating cost as a percentage of sales increased to 26.1% in Year to Date 2016 from 21.8% in Year to Date 2015 due to one-time expenses related to moving.

General and administrative expenses decreased by $1.0 million, or 26.5%, to $2.8 million in Year to Date 2016 from $3.8 million in Year to Date 2015 primarily due to a decrease in marketing expenses. General and administrative costs as a percentage of sales decreased to 17.9% in Year to Date 2016 from 18.3% in Year to Date 2015.

Pre-opening costs decreased by $0.8 million, or 69.1%, to $0.4 million in Year to Date 2016 from $1.2 million in Year to Date 2015. The decrease in pre-opening costs was due to opening one new restaurant during Year to Date 2016 as compared to four in Year to Date 2015.  As a percentage of sales, pre-opening costs decreased to 2.3% in Year to Date 2016 from 5.6% in Year to Date 2015.

Depreciation and amortization decreased by $0.8 million, or 22.9%, to $2.6 million in Year to Date 2016 from $3.4 million in Year to Date 2015 primarily due to net decrease in the number of locations. Depreciation and amortization as a percentage of sales increased to 16.6% in Year to Date 2016 from 16.3% in Year to Date 2015 due to the impact of fixed assets additions.

Interest and Taxes

Bagger Dave's had no interest expense during the periods Year to Date 2016 and Year to Date 2015. In addition, due to the net losses incurred in Year to Date 2016 and Year to Date 2015, combined with there being a full valuation allowance on our deferred tax assets, Bagger Dave's had no income tax expense during Year to Date 2016 and Year to Date 2015.

LIQUIDITY AND CAPITAL RESOURCES

We believe that our cash balance at the time of Separation along with the cash flow from operations will be sufficient to meet our operational needs for at least the next 12 months. Upon execution of the spin-off, the Parent will fund Bagger Dave's up to $2.0 million. If deemed necessary within twelve months after the spin-off, an additional $1.0 million of funding may be considered upon approval by DRH and its lenders. The cash funding along with cash from operations, will help to ensure we can afford to cover all general and administrative expenses and non-discretionary capital expenditures.

Our capital requirements will be dependent on the pace of our new restaurant growth plan. The new restaurant growth plan is primarily dependent upon economic conditions, the real estate market and resources to both develop and operate new restaurants.  In addition to new restaurants, our capital expenditure outlays are also dependent on the cost and potential need to invest in maintenance, facility upgrades, capacity enhancements, information technology and other general corporate capital expenditures.

Cash flow used in operations for fiscal 2015 and 2014 was $8.9 million and $2.7 million, respectively. Net cash used by operating activities consisted primarily of net losses adjusted for non-cash expenses and changes in working capital.

Opening new restaurants, including construction of the buildings associated with the new restaurant openings, is our primary use of capital and was the majority of our capital expenditures in 2014 and 2015.

Although investments in new restaurants are an integral part of our strategic and capital expenditures plan, we also believe that reinvesting in existing restaurants is an important factor and necessary to maintain the overall positive dining experience for our guests. Depending on the age of the existing restaurants, upgrades range from $50,000 (for minor interior refreshes) to $0.5 million (for a full extensive remodel of the restaurant).

2016 and 2017 Capital Plan

We will not commit to further development of Bagger Dave's restaurants until we are confident that we can obtain and maintain a target return on investment.  We believe that following this strategy will significantly reduce our capital needs and increase operating cash flow in the near term.  To achieve a level of confidence in our targeted return on investment, we will continue to monitor the performance of our newest restaurants as they cycle past their honeymoon period in the second year.  If average unit volumes sustain and we feel there is a level of consistency in the operation, we will have more comfort that the latest model, menu design and marketing message are successful.  In addition, we will monitor mature locations, seeking improvement in average unit volumes based on the latest menu, marketing messages and improved level of service.  Increased, or in the case of newer locations, sustained average unit volumes, is a significant factor in assessing the viability of the concept and will play a critical role in determining future expansion plans.

For 2016, capital expenditures are anticipated to be between $1.9 million and $2.0 million since there will only be one new restaurant opening.  For 2017, capital expenditures are anticipated to be between $0.2 million and $0.3 million since there will be no new restaurants openings.

Impact of Inflation

Our profitability is dependent, among other things, on our ability to anticipate and react to changes in the costs of key operating resources, including food and other raw materials, labor, energy, and other supplies and services. Substantial increases in costs and expenses could impact our operating results to the extent that such increases cannot be passed along to our restaurant guests.  The impact of inflation on food, labor, energy and occupancy costs can significantly affect the profitability of our restaurant operations.

All of our restaurant staff members are paid hourly rates related to the federal minimum wage.  Certain operating costs, such as taxes, insurance and other outside services continue to increase with the general level of inflation or higher and may also be subject to other cost and supply fluctuations outside of our control.

While we have been able to partially offset inflation and other changes in the costs of key operating resources by gradually increasing prices for our menu items, more efficient purchasing practices, productivity improvements, and greater economies of scale, there can be no assurance that we will be able to continue to do so in the future. From time to time, competitive conditions could limit our menu pricing flexibility.  In addition, macroeconomic conditions could make additional menu price increases imprudent.  There can be no assurance that all future cost increases can be offset by increased menu prices or that increased menu prices will be fully absorbed by our restaurant guests without any resulting changes in their visit frequencies or purchasing patterns. There can be no assurance that we will continue to generate increases in comparable restaurant sales in amounts sufficient to offset inflationary or other cost pressures.

OFF-BALANCE SHEET ARRANGEMENTS

We have no off balance sheet arrangements.

Critical Accounting Polices and Estimates

The preparation of financial statements and related disclosures in conformity with generally accepted accounting principles in the United States of America ("GAAP") and the Company's discussion and analysis of its financial condition and operating results require the Company's management to make judgments, assumptions and estimates that affect the amounts reported in its financial statements and accompanying notes. Note 1, "Nature of Business and Summary of Significant Accounting Policies," of the Notes to Financial Statements in this Registration Statement describes the significant accounting policies and methods used in the preparation of the Company's financial statements.  Management bases its estimates on historical experience and on various other assumptions it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results may differ from these estimates, and such differences may be material. We consider an accounting estimate to be critical if it requires assumptions to be made and changes in these assumptions could have a material impact on our consolidated financial condition or results of operations.

Impairment or Disposal of Long-Lived Assets

We review long-lived assets quarterly to determine if triggering events have occurred which would require a test to determine if the carrying amount of these assets may not be recoverable based on estimated future cash flows. Assets are reviewed at the lowest level for which cash flows can be identified, which is at the individual restaurant level. In the absence of extraordinary circumstances, restaurants are included in the impairment analysis after they have been open for two years. We evaluate the recoverability of a restaurant's long-lived assets, including buildings, intangibles, leasehold improvements, furniture, fixtures and equipment over the remaining life of the primary asset in the asset group, after considering the potential impact of planned operational improvements, marketing programs, and anticipated changes in the trade area. In determining future cash flows, significant estimates are made by management with respect to future operating results for each restaurant over the remaining life of the primary asset in the asset group. If assets are determined to be impaired, the impairment charge is measured by calculating the amount by which the asset carrying amount exceeds its fair value based on our estimate of discounted future cash flows. The determination of asset fair value is also subject to significant judgment.  Based on management's quantitative analysis, an impairment of $2.8 million was recorded for four Bagger Dave's locations during the fiscal year ended December 27, 2015. Refer to Note 2 of the Financial Statements for additional information. For fiscal year ended December 28, 2014, no impairment losses were recoginized. During Year-to-date September 25, 2016, no impairment losses were recognized. During Year-to-date September 27, 2015, an impairment of $1.8 million was recorded for three Bagger Dave's locations.

We are currently monitoring several restaurants in regards to the valuation of long-lived assets and have developed plans to continue improvement of operating results. As we periodically refine our estimated future operating results, changes in our estimates and assumptions may cause us to realize impairment charges in the future that could be material.

We account for exit or disposal activities, including restaurant closures, in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 420, Exit or Disposal Cost Obligations. Such costs include the cost of disposing of the assets, as well as other facility-related expenses from previously closed restaurants. These costs are generally expensed as incurred. Additionally, at the date we cease using a property under an operating lease, we record a liability for the net present value of any remaining lease obligations, net of estimated sublease income. Any subsequent adjustments to that liability as a result of lease termination or changes in estimates of sublease income are recorded in the period incurred.  In June 2015, management determined that three Bagger Dave's locations were underperforming and it was best to reallocate valuable resources to higher performing locations. In late July 2015, the DRH Board of Directors approved the closure of these three Bagger Dave's locations. The restaurants closed on August 7, 2015. Additionally, in the Fourth Quarter 2015, DRH management determined eight additional restaurants were to be closed due to under-performance. The Board of Directors approved the closure of the locations on December 15, 2015. Closures occurred on December 27, 2015. Refer to Note 2 of the financial statements for additional details.

Indefinite-Lived Intangible Assets

Liquor licenses, a component of intangible assets, are deemed to have an indefinite life and, accordingly, are not amortized. Management reviews liquor license assets on an annual basis or more frequently if impairment indicators are present to determine whether carrying values have been impaired. We identify potential impairments for liquor licenses by comparing the fair value with its carrying amount. If the fair value exceeds the carrying amount, the liquor licenses are not impaired. If the carrying amount exceeds the fair value, an impairment loss is recorded for the difference.   No impairments were recognized in fiscal years 2015, 2014 or for Year-to-Date September 25, 2016 or September 27, 2015.

Income Taxes

The Company will file a consolidated tax return with DRH for the tax year prior to the proposed spin-off transaction.  Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income.  Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.  Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.  Current and deferred taxes are determined as if the Company were filing a separate tax return.

In accordance with the provisions of FASB ASC 740, Income Taxes ("ASC 740"), a valuation allowance is established when it is more likely than not that some portion of the deferred tax assets will not be realized.  Realization is dependent upon the generation of future taxable income or the reversal of deferred tax liabilities during the periods in which those temporary differences become deductible.  We consider the reversal of deferred tax liabilities and projected future taxable income as tax planning strategies.  We have recorded a full valuation allowance on our deferred tax assets given the negative evidence of our recent years' history of losses.

The Company applies the provisions of ASC 740 regarding the uncertainty in income taxes.  The Company classifies all interest and penalties as income tax expense.  There are no accrued interest amounts or penalties related to uncertain tax positions.

ITEM 3.     PROPERTIES

We lease our main office, which is located at 807 W. Front St., Suite B, Traverse City, Michigan 49684 and currently we are utilizing part of DRH's rental property located at 27680 Franklin Rd., Southfield, MI 48034. As of November 23, 2016, we operated 19 Company-owned restaurants, all of which are leased properties.  Sixteen of these restaurants are in Michigan, two are in Ohio and one is in Indiana. Typically, our operating leases contain renewal options under which we may extend the renewal lease terms for periods of five to 10 years. Most of our leases include "exclusive use" provisions prohibiting our landlords from leasing space to other restaurants that fall within certain specified criteria and incorporate incremental increases based on time passage and payment of certain occupancy-related expenses. Fifteen of the 19 lease agreements contain guarantees made by DRH in the event of nonpayment of rent by Bagger Dave's.  Such guarantees range from two years to 15 years.

We own all of the equipment, furnishings, and fixtures in our restaurants. The Company also owns a significant amount of leasehold improvements in the leased facilities.

Our typical restaurants range in size from 3,800 square feet to 6,100 square feet. Nine of our restaurants are located in stand-alone buildings, six of our restaurants are in end cap units and four of our restaurants are in in-line units.

ITEM 4.     SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

As of the date of this registration statement, all of the outstanding shares of Bagger's Dave's common stock are owned by DRH.  After the spinoff, DRH will not directly or indirectly own any of our common stock.  The following tables provide information with respect to the expected beneficial ownership of Bagger's common stock by (1) each person who is known by us or who we believe will be a beneficial owner of more than 5 percent of Bagger's outstanding common stock immediately after the Spinoff (assuming they maintain such ownership positions when the Spinoff occurs) based on current publicly available information, (2) each Director of Bagger and (3) all Bagger executive officers and Directors as a group.  We based the share amounts on each person's beneficial ownership of DRH common stock as of November 1, 2016 and applying the distribution ratio of one share of our common stock for each share of DRH common stock held as of the record date for the Distribution, unless we indicate some other date or basis for the share amounts in the applicable footnotes.

Except as otherwise noted in the footnotes, each person or entity identified below is expected to have sole voting and investment power with respect to such securities.  As of November 1, 2016, Bagger will have outstanding an aggregate of approximately 26,670,786 shares of common stock, assuming no exercise of DRH stock options or settlement in shares of DRH common stock of outstanding restricted stock units or performance shares, and applying the distribution ratio of one share of our common stock for each share of DRH common stock held.

To the extent our Directors and executive officers own DRH common stock at the record date for the Spinoff, they will participate in the Distribution on the same terms as other holders of DRH common stock.

The number of shares beneficially owned by each stockholder, director or officer is determined according to the rules of the SEC and the information is not necessarily indicative of beneficial ownership for any other purpose.

HOLDING OF CERTAIN BENEFICIAL OWNERS

The following table presents information regarding each stockholder who is expected to own more than 5.0% of our outstanding shares of common stock following the spinoff. The title of the class of shares for all owners is $0.0001 par value common stock.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class Beneficially Owned (1)
T. Michael Ansley 807 W. Front St., Suite B, Traverse City, Michigan 49684	11,118,138	41.7%

The following table presents information regarding the beneficial ownership of our common stock, as of November 1, 2016, by each of our directors, our executive officers, and all of our directors and executive officers as a group.

HOLDING OF DIRECTORS AND EXECUTIVE OFFICERS

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class Beneficially Owned(1)
T. Michael Ansley° (3)	0 (2)	0%

David G. Burke° (3)	0 (3)	0

David Fisher ° (4)	0 (4)	0

Joseph M. Nowicki° (5)	0 (5)	0

Shawn Lilley° (6)	0 (6)	0

Officers and All Directors As a Group (5 persons) (7)	0	0%

°	Existing member of the Board

(1) As of November 1, 2016 Bagger Dave's is a wholly owned subsidiary of Diversified Restaurant Holdings, Inc., which owns all 26,670,786 shares of Bagger Dave's outstanding common stock.  DRH is in the process of spinning off the shares of Bagger Dave's to its shareholders on a one for one basis.  Once the spin-off is complete the DRH shareholders will own one share of Bagger Dave's common stock for each share of DRH common stock they currently own.

(2) Following the spin-off Mr. Ansley will own directly or indirectly 11,118,138 shares of Bagger Dave's common stock, which will be approximately 41.7% of the outstanding shares.  Mr. Ansley will be the only shareholder that owns more than 5.0% of the shares outstanding.

(3) Following the spin-off Mr. Burke will own directly or indirectly 240,812 shares of Bagger Dave's common stock, which will be less than 1.0% of the outstanding shares.

(4) Following the spin-off Mr. Fisher will not own any shares directly or indirectly of Bagger Dave's common stock.

(5) Following the spin-off Mr. Nowicki will own 82,031 shares directly or indirectly of Bagger Dave's common stock, which will be less than 1.0%of the outstanding shares.

(6) Following the spin-off Mr. Lilley will not own any shares of Bagger Dave's common stock directly or indirectly

(7) Following the spin-off, the officers and directors of Bagger Dave's as a group will own 11,440,981 shares of Bagger Dave's common stock which will be approximately 42.9% of the outstanding shares.

ITEM 5.     DIRECTORS AND EXECUTIVE OFFICERS.

Information about our directors and executive officers is set forth below. There are no family relationships among any of our directors or executive officers

Name, Age, and Position with the Company	Has Served As Director Since

T. Michael Ansley, 45, Director, Chairman of the Board, President and Chief Executive Officer	2016
David G. Burke, 45, Director	2016
David Fisher, 45, Director	2016
Shawn Lilley, 55, Director	2016
Joseph M. Nowicki, 54 Director	2016

Our executive officers are generally appointed each year at the annual meeting of our Board. Their terms of office are at the discretion of our Board.

The factual information below for each director and for each executive officer has been provided by that person. The particular experience, qualifications, attributes or skills that led our Board to conclude that each should serve on our Board, in light of our business and structure, was determined by our Board or independent members of the Board.

T. Michael Ansley has served as our President, Chief Executive Officer, and Chairman since our inception. Mr. Ansley serves in similar roles for DRH, a reporting company pursuant to Section 12 of the Exchange Act.  Mr. Ansley holds similar positions for DRH's wholly owned wholly-owned subsidiaries AMC Group, Inc., AMC Wings, Inc. and AMC Real Estate, Inc. The Company's roots can be traced back to 2008 when Mr. Ansley opened his first Bagger Dave's restaurant in Berkley, Michigan. Mr. Ansley received a Bachelor of Science degree in business administration from the University of Dayton and currently serves on the Board of Directors of the Michigan Restaurant Association.

We believe Mr. Ansley is qualified to serve as a director of the Company due to his extensive experience in restaurant management, operations and development as well as his demonstrated business leadership abilities and long history with the Company as its founder.

David G. Burke has been a member of the Board since our inception.  Mr. Burke also serves on the Board of Directors of DRH, a position he has held since 2007. Prior to joining the Company, Mr. Burke was employed by Federal-Mogul Corporation, a leading global supplier of powertrain and safety technologies serving the world's foremost original equipment manufacturers and the worldwide aftermarket, where he held roles of increasing responsibility in finance, marketing, and corporate development. Mr. Burke earned a Bachelor of Science degree in mechanical engineering from the University of Dayton and a Master of Business Administration, with a concentration in finance, from the University of Michigan — Ross School of Business.

We believe Mr. Burke is qualified to serve as a director due to his strong leadership, business acumen, and analytical skills, including a unique proficiency with regard to financial modeling and market analysis. Mr. Burke honed his skill set through eight years of experience with a $7.0 billion global public corporation, while handling special projects for executive management, such as business development through acquisition, labor cost-reduction initiatives, strategic planning and supply chain management.

Joseph M. Nowicki was elected to the Board in 2016.  Mr. Nowicki is the Executive Vice President and Chief Financial Officer of Beacon Roofing Supply ("BECN"), a NASDAQ-listed company, a position he assumed on March 25, 2013. At BECN, Mr. Nowicki is responsible for the oversight of finance, information technology and investor relations. Mr. Nowicki also serves on the Board of Directors for DRH, a position he has held since 2010.  Mr. Nowicki served as the Chief Financial Officer of Spartan Motors, Inc., a NASDAQ-listed specialty vehicle manufacturer based in Charlotte, Michigan from June 30, 2009 to March 22, 2013.

Previously, Mr. Nowicki spent approximately 17 years with the Michigan-based furniture manufacturer, Herman Miller, Inc., where he served as Treasurer and as a member of Herman Miller's key leadership team, managing all treasury activities for the company including establishing the overall capital and debt structure, overseeing the pension and investment strategy, and leading investor relations activities. Before joining Herman Miller, he held several operations and finance positions, including working for IBM and General Motors, and spent several years in public accounting. Mr. Nowicki received a Master of Business Administration from the University of Michigan - Ross School of Business.

We believe Mr. Nowicki is qualified to serve as a director of the Company due to his extensive public company experience and specialized accounting, finance and capital markets expertise.

David Fisher was elected to the Board in 2016. Since 1994 Mr. Fisher has been an owner and president of ThreeWitt Enterprises, Inc. located in Dayton, Ohio. ThreeWitt Enterprises is the parent company of subsidiaries that own and operate various types of restaurants. From 1994 to 2011 ThreeWitt owned and operated up to 15 Buffalo Wild Wing restaurants. On December 5, 2001 ThreeWitt sold the Buffalo Wild Wing Restaurants back to the franchisor, Buffalo Wild Wings International, Inc. Since 2002 ThreeWitt, through its subsidiary, has owned and operated Milano's Pizza Subs and Taps. Currently, ThreeWitt owns and operates four Milano's restaurants in Metro Dayton, Ohio. From 1989 to 1991 Mr. Fisher attended Wittenberg University, located in Springfield, Ohio. In 1993 Mr. Fisher received a Bachelor of Arts degree from Ohio State University, located in Columbus, Ohio

Shawn Lilley was elected to the Board in 2016.  From 1993 to 2006 Mr. Lilley owned and operated the largest Adecco staffing firm in the country.  In 2006 Mr. Lilley sold the staffing firm back to Adecco, and he was named senior vice president of Adecco.  In that position Mr. Lilley was responsible for Adecco's mid-America division and for all Adecco acquisitions in North America.  From 2006 to 2016 Mr. Lilley was the owner and managing partner of ADS Partners, headquartered in Troy, Michigan.  ADS Partners provided healthcare services to seniors in nursing homes.  ADS Partners operates in 14 states and is the largest provider of healthcare services to nursing homes in the country.  In March 2016 ADS Partners was sold to Citizens Financial Corporation.  In 1985, Mr. Lilley received a bachelor's degree in accounting from Walsh College, located in Troy, MI.

Board of Directors and Committees

The Board of Directors acts as the Audit Committee and the Board has no separate committees.  Based on his background and experience Joe Nowicki is considered a qualified financial expert.

ITEM 6.     EXECUTIVE COMPENSATION

As previously discussed, Bagger Dave's is currently a wholly owned subsidiary of its parent DRH and it has been since its inception.  As such, Bagger Dave's has previously had no executive employees and paid no executive salaries or other compensation of any sort.  All compensation payments to Bagger Dave's employees were made by DRH.  Once the spinoff has been implemented, Bagger Dave's will be paying salaries to its operational officers and employees.  Its primary executive officer at that time will be T. Michael Ansley.  No remuneration of any nature has been paid for or on account of services rendered by an officer or director of Bagger Dave's in such capacity.

No retirement, pension, profit sharing, stock option, insurance programs or other similar programs have been adopted at this time by Bagger Dave's.

ITEM 7.     CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

The Company's Director and President, Michael Ansley, is also President, CEO and Chairman of the Board of DRH.   Mr. Ansley has recently relinquished his role as CEO and President of DRH and has been elected by the DRH Board to be Executive Chairman of DRH.

Mr. Burke has recently relinquished his position of CFO and Treasurer of DRH and has been elected by the DRH Board to be President and CEO of DRH.

The Company's Director, David Burke, is also a Director and CEO of DRH.

The Company's Director, Joseph M. Nowicki, is also a director of DRH.

DRH performs the following management function for the Company:

Since its inception, the Company has been a wholly owned subsidiary of DRH.  As such all revenue of Bagger Dave's flowed through to DRH and DRH paid Bagger Dave's expenses.  DRH is in the process of spinning off Bagger Dave's to the DRH shareholders. Once the spinoff occurs Bagger Dave's and DRH will have the same shareholders.  Also, Bagger Dave's will retain its own earnings and will pay its own expenses.

Also, in connection with the spinoff, DRH and Bagger Dave's will enter into a transitional services agreement pursuant to which DRH will provide Bagger Dave's certain management, human resource and information technology assistance for a period of one year. If any services are required after one year, Bagger Dave's will agree to compensate DRH in an amount to be determined and will be presented in the transition services agreement upon execution. It is anticipated that this will be an accommodation between the parties that will be phased out within one year. DRH is not incurring any additional costs to support this transitions as all support is based on utilization of human capital and existing processes.

Director Independence

We employ the NASDAQ Stock Market's standards for determining the independence of directors.  Under these standards, an independent director means a person other than an executive officer or one of our team members or any other individual having a relationship which, in the opinion of the Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

For purposes of the NASDAQ Stock Market's independence standards, the term "family member" means a person's spouse, parents, children, and siblings, whether by blood, marriage, or adoption, or anyone residing in such person's home.

The Board has assessed the independence of each non-employee director under the NASDAQ Stock Market's independence standards set forth above and believes that Messrs. David Fisher, Shawn Lilley and Joseph Nowicki qualify as independent directors.  In making this determination, our Board has concluded that none of the independent directors has a relationship that, in the opinion of our Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.  The other directors would not qualify as independent due to their employment by us or due to their receipt of certain fees or compensation from us.

ITEM 8.     LEGAL PROCEEDINGS.

At this time, there are no material pending legal proceedings to which the Company is a party or as to which any of its property is subject, and no such proceedings are known to the Company to be threatened or contemplated against it.

ITEM 9.     MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

(a)

Market Information.  Bagger Dave's common stock is not traded on any stock exchange at this time.  The Company is not aware of any market activity in its stock since its inception through the date of this filing.  There are currently no shares of common stock that are subject to outstanding options or warrants to purchase, or securities convertible into, the common stock of Bagger Dave's.  There are currently no Bagger Dave's shares that could be sold pursuant to Rule 144 or any shares that Bagger Dave's has agreed to register under the Securities Act.  Aside from the proposed spinoff, Bagger Dave's has not and has not proposed offering its stock to the public.  Once the spinoff is completed we expect the Company's stock to be listed in the over the counter market; however, there is no assurance this will occur.

(b)

Holders.  Currently Bagger Dave's is a wholly owned subsidiary of DRH and as such it only has one shareholder.  Upon completion of the spin-off there will be approximately 443 holders of 26,670,786 shares of the Company's common stock, which is the same as its current parent, DRH.

(c)

Dividends.  The Company has not paid any cash dividends to date and does not anticipate paying dividends in the foreseeable future.  It is the present intention of management to utilize all available funds for the development of the Company's business.

(d)

Equity Compensation Plans. The Company currently has no equity compensation plans.

ITEM 10.     RECENT SALES OF UNREGISTERED SECURITIES.

There have been no recent sales of our unregistered common stock.

ITEM 11.     DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

Common Stock

We are authorized to issue 100,000,000 shares of common stock with the par value of $.0001 per share.  Once the spinoff is complete we expect to have 26,670,786 shares of our common stock issued and outstanding.  Each outstanding share of common stock is entitled to one vote, either in person or by proxy, on all matters that may be voted upon by the owners thereof at meetings of the stockholders.

Our shareholders have no pre-emptive rights to acquire additional shares of common stock.  The common stock is not subject to redemption or any sinking fund provision, and it carries no subscription or conversion rights.  In the event of our liquidation, the holders of the common stock will be entitled to share equally in the corporate assets after satisfaction of all liabilities.

The description contained in this section does not purport to be complete.  Reference is made to our certificate of incorporation and bylaws which are available for inspection upon proper notice at our offices, for a more complete description covering the rights and liabilities of shareholders.

Holders of our common stock

(i) have equal rights to dividends from funds legally available therefore, if declared by our Board of Directors,

(ii) are entitled to share ratably in all our assets available for distribution to holders of common stock upon our liquidation, dissolution or winding up;

(iii) do not have preemptive, subscription or conversion rights or redemption or sinking fund provisions; and

(iv) are entitled to one non-cumulative vote per share on all matters on which stockholders may vote at all meetings of our stockholders.

The holders of shares of our common stock do not have cumulative voting rights, which means that the holders of more than fifty percent (50%) of outstanding shares voting for the election of directors can elect all of our directors if they so choose and, in such event, the holders of the remaining shares will not be able to elect any of our directors.

Preferred Stock

We may issue up to 10,000,000 shares of preferred stock, par value $.0001 per share, from time to time in one or more series.  As of the date of this Registration Statement, no shares of preferred stock have been issued.  Our Board of Directors, without further approval of our stockholders, is authorized to fix the dividend rights and terms, conversion rights, voting rights, redemption rights, liquidation preferences and other rights and restrictions relating to any series of preferred stock that may be issued in the future.  Issuances of shares of preferred stock, while providing flexibility in connection with possible financings, acquisitions and other corporate purpose, could, among other things, adversely affect the voting power of the holders of our common stock and prior series of preferred stock then outstanding.

Dividends

We have never paid dividends and we have no current plans to pay dividends in the future.

Shares Eligible for Future Sale

There has been no public market for our common stock, but we anticipate that the Company's stock will be traded on the OTC market following the spinoff, although we cannot assure you that a significant public market for our common stock will develop.

We have not issued any options or warrants to purchase, or securities convertible into, our common stock.

ITEM 12.     INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Our bylaws and articles of incorporation provide that our officers and directors are indemnified to the fullest extent provided by the Nevada Revised Statutes ("NRS").

Under the NRS, director immunity from liability to a company or its shareholders for monetary liabilities applies automatically unless it is specifically limited by a company's Articles of Incorporation.  Our Articles of Incorporation do not specifically limit directors' immunity.  The NRS excepts from that immunity (a) a willful failure to deal fairly with the company or its shareholders in connection with a matter in which the director has a material conflict of interest; (b) a violation of criminal law, unless the director had reasonable cause to believe that his or her conduct was lawful or no reasonable cause to believe that his or her conduct was unlawful; (c) a transaction from which the director derived an improper personal benefit; and (d) willful misconduct.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing, or otherwise, we have been advised that in the opinion of the  SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

The Company has not purchased insurance for the directors and officers which would provide coverage for their acts as an officer or director of the Company.

ITEM 13.     FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders

Bagger Dave's Burger Tavern, Inc.

Traverse City, Michigan

We have audited the accompanying combined balance sheets of Bagger Dave's Burger Tavern, Inc. as of December 27, 2015 and December 28, 2014 and the related combined statements of operations, parent company equity, and cash flows for the fiscal years then ended. These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of Bagger Dave's Burger Tavern, Inc. at December 27, 2015 and December 28, 2014, and the results of its operations and its cash flows for the fiscal years then ended, in conformity with accounting principles generally accepted in the United States of America.

The Company operates as part of Diversified Restaurant Holdings, Inc. The accompanying combined financial statements have been prepared from accounting records maintained by Diversified Restaurant Holdings, Inc. and the Company and may not be indicative of what the financial position, results of operations and cash flows would have been if the Company had been a stand-alone entity.  As more fully described in Notes 1 and 6, certain costs in the accompanying combined financial statements represent allocations from Diversified Restaurant Holdings, Inc. applicable to the combined group.

/s/ BDO USA, LLP

Troy, Michigan

October 4, 2016

BAGGER DAVE'S BURGER TAVERN, INC.

COMBINED BALANCE SHEETS

	December 27, 2015	December 28, 2014
ASSETS
Current assets
Cash and cash equivalents	$ 700,638	$ 119,862
Accounts receivable	373,619	10,487
Inventory	336,205	355,701
Prepaid assets	303,966	74,138
Total current assets	1,714,428	560,188
Property and equipment, net	19,917,050	29,322,763
Intangible assets, net	793,753	924,643
Other long-term assets	164,878	13,494
Total assets	$ 22,590,109	$ 30,821,088

LIABILITIES AND PARENT COMPANY EQUITY
Current liabilities
Accounts payable	$ 1,847,242	$ 4,249,355
Accrued compensation	692,168	742,710
Other accrued liabilities	1,427,860	323,985
Current portion of deferred rent	189,068	179,462
Total current liabilities	4,156,338	5,495,512

Deferred rent, less current portion	926,587	1,367,664
Other liabilities	757,743	456,634
Total liabilities	5,840,668	7,319,810

Commitments and contingencies (Notes 8 and 9)

Parent company equity
Parent company investment	16,749,441	23,501,278

Total liabilities and parent company equity	$ 22,590,109	$ 30,821,088

See accompanying notes to combined financial statements.

BAGGER DAVE'S BURGER TAVERN, INC.

COMBINED STATEMENTS OF OPERATIONS

	Fiscal Years Ended
	December 27, 2015	December 28, 2014
Revenue	$ 27,685,331	$ 22,019,957

Operating expenses
Restaurant operating costs (exclusive of depreciation and amortization shown separately below):
Food, beverage, and packaging costs	8,706,993	6,770,502
Compensation costs	11,027,840	7,978,035
Occupancy costs	3,441,957	1,625,220
Other operating costs	6,196,142	4,755,449
General and administrative expenses	5,168,753	3,757,846
Pre-opening costs	1,804,768	2,000,350
Depreciation and amortization	4,659,689	3,485,961
Impairment and loss on asset disposals	13,275,670	555,953
Total operating expenses	54,281,812	30,929,316

Operating loss	(26,596,481)	(8,909,359)

Other income, net	39,644	15,180

Net loss	$ (26,556,837)	$ (8,894,179)

See accompanying notes to combined financial statements.

 BAGGER DAVE'S BURGER TAVERN, INC.

COMBINED STATEMENTS OF PARENT COMPANY EQUITY

Parent
Company
Investment
Balance - December 29, 2013	$19,603,393

Net transfer from parent	12,792,064

Net loss	(8,894,179)

Balance - December 28, 2014	$23,501,278

Net transfer from parent	19,805,000

Net loss	(26,556,837)

Balance - December 27, 2015	$16,749,441

See accompanying notes to combined financial statements.

BAGGER DAVE'S BURGER TAVERN, INC. AND SUBSIDIARIES

COMBINED STATEMENTS OF CASH FLOWS

	Fiscal Years Ended
	December 27, 2015	December 28, 2014
Cash flows from operating activities
Net loss	$(26,556,837)	$(8,894,179)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation and amortization	4,659,689	3,485,961
Realized gain on sale leaseback	(29,371)	(4,895)
Impairment and loss on asset disposals	13,275,670	555,953
Changes in operating assets and liabilities that provided (used) cash
Accounts receivable	(363,132)	815,833
Inventory	19,496	(122,607)
Prepaid assets	(229,828)	(17,775)
Intangible assets	(123,895)	(217,930)
Other long-term assets	(151,384)	9,741
Accounts payable	(372,989)	1,466,256
Accrued liabilities	1,383,814	352,574
Deferred rent	(431,471)	(159,057)
Net cash used in operating activities	(8,920,238)	(2,730,125)

Cash flows from investing activities
Proceeds from sale leaseback transaction	2,043,876	6,887,774
Purchases of property and equipment	(12,347,862)	(17,215,363)
Net cash used in investing activities	(10,303,986)	(10,327,589)

Cash flows from financing activities
Net transfers from parent	19,805,000	12,792,064
Net cash provided by financing activities	19,805,000	12,792,064

Net increase (decrease) in cash and cash equivalents	580,776	(265,650)

Cash and cash equivalents, beginning of period	119,862	385,512

Cash and cash equivalents, end of period	$700,638	$119,862

See accompanying notes to combined financial statements.

BAGGER DAVE'S BURGER TAVERN, INC

NOTES TO COMBINED FINANCIAL STATEMENTS

1. NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

On August 4, 2016, Diversified Restaurant Holdings, Inc. ("DRH" or "the Parent") announced that its Board of Directors unanimously approved a plan to pursue a tax-free spin-off of its Bagger Dave's business. Specifically, DRH will spin-off its 100.0% owned subsidiary, AMC Burgers, Inc. and certain real estate entities into a stand-alone, publicly traded company on the over-the-counter exchange called Bagger Dave's Burger Tavern, Inc., a newly created Nevada company. AMC Burgers, Inc. owns and operates all of the Bagger Dave's Burger Tavern® restaurants and the real estate entities held certain real estate related to the restaurants before the real estate was sold in 2014 and 2015. In connection with the spin-off, DRH will contribute certain assets, liabilities, businesses and employees currently related to its Bagger Dave's businesses. Additionally, intercompany balances due to/from DRH, which includes amounts from sales, are expected to be contributed to equity. The timing of the spin-off will occur upon the DRH Board of Directors final approval of the assets and liabilities being spun-off. For purposes of this document, we will refer to the combination of entities getting spun-off as "Bagger Dave's Burger Tavern, Inc.", "Bagger Dave's" or "the Company."

The Company headquarters are located at 807 W. Front St., Suite B, Traverse City, MI 49684.  We can also be found on the Internet at www.baggerdaves.com.

DRH originated the Bagger Dave's concept with the first restaurant opening in January 2008 in Berkley, Michigan.  Currently, there are 19 Bagger Dave's restaurants in operation, 16 in Michigan, one in Indiana and two in Ohio.  Bagger Dave's has the right to the Bagger Dave's concept and has rights to franchise the concept in Illinois, Indiana, Kentucky, Michigan, Missouri, Ohio and Wisconsin.  We do not intend to pursue franchise development at this time.

Launched in January 2008, Bagger Dave's is a unique, full-service, ultra-casual restaurant and bar concept.  We have worked to create a concept that provides a warm, inviting and entertaining atmosphere through a friendly and memorable guest experience.

Bagger Dave's specializes in locally-sourced, never-frozen prime rib recipe burgers, all-natural lean turkey burgers, hand-cut fries, locally crafted beers on draft, hand-dipped milk shakes, salads, black bean turkey chili and much more, delivered in a warm, hip atmosphere with friendly "full" service. The concept differentiates itself from other full-service casual dining establishments by the absence of walk-in freezers and microwaves, substantiating our fresh food offerings. The concept focuses on local flair of the city in which the restaurant resides by showcasing historical photos. Running above the dining room and bar, the concept features an electric train; a feature which was the genesis of Bagger Dave's logo.

We follow accounting standards set by the Financial Accounting Standards Board ("FASB"). The FASB sets generally accepted accounting principles in the United States of America ("GAAP") that we follow to ensure we consistently report our financial condition, results of operations, and cash flows. References to GAAP issued by the FASB in these footnotes are to the FASB Accounting Standards Codification ("ASC").

Basis of Presentation

The combined financial statements include AMC Burgers, Inc. and certain real estate entities and have been derived from the consolidated financial statements and accounting records of DRH, as if Bagger Dave's operated on a standalone basis. All intercompany transactions and account balances within the Company have been eliminated. As business operations of DRH, we do not maintain our own legal, tax, and certain other corporate support functions. As more fully described in Note 6, the combined statements of operations include expense allocations for certain functions provided by DRH. These expenses were allocated on the basis of direct usage when identifiable, with the remainder allocated on the basis of revenue or headcount. The Company believes that the methods by which DRH allocated its costs are reasonable and are a reasonable reflection of the utilization of services by, or benefits provided to the Company to be incurred by Bagger Dave's. The combined financial statements contained herein may not be indicative of Bagger Dave's financial position, operating results and cash flows in the future, or what they would have been if it had been a stand-alone company during all periods presented.

Fiscal Year

The Company utilizes a 52- or 53-week accounting period that ends on the last Sunday in December. Fiscal year 2015 ended on December 27, 2015, fiscal year 2014 ended on December 28, 2014, and fiscal year 2013 ended December 29, 2013. Each fiscal year was comprised of 52 weeks.

Management's Plan Regarding Going Concern

Through a number of initiatives, many of which are in place and have illustrated short-term, expected outcomes, we will focus to ensure that Bagger's Dave's operating cash flow is sufficient to support the business as a going concern.  General and administration expense as presented in the financial statements includes allocations of DRH management and support expenses that will not be incurred by Bagger Dave's post-spin since these expenses will remain with DRH.  We have a detailed plan to increase the restaurant level profitability, significantly reduce general and administrative expenses and minimize capital expenditures to ensure sustainable free cash flow.  Some of the key components of this plan include:

•      Increase in restaurant-level profitability by:

Driving increased average weekly volumes ("AWVs") with a new menu design, improved net-promotor scores, enhanced kitchen process (to ensure fast, consistent ticket times), new messaging and our first cable television advertising campaign. We believe our portfolio of Bagger Dave's locations has significant opportunity to experience increased AWVs on relatively low base of about $21,300 based on year to date.

Reducing cost of sales and working closely with our vendors, we have found a number of opportunities to improve our cost of sales while maintaining product quality. We have also found savings opportunities through productivity and waste reduction.

Reducing labor costs through an extensive labor strategy, we anticipate significant labor cost reduction for both hourly and salary restaurant-level employees.  We expect to reduce hourly labor through enhanced recruiting and retention programs that should alleviate turnover; a significant cost that influences hourly labor. We are also exploring alternative strategies to better align management salaries with a location's profitability.

Reducing occupancy costs. We have hired a third party to review and potentially renegotiate all leases and real estate taxes. We believe that we have the opportunity to reduce this fixed cost at many of our locations.

Reducing operating expenses. We have reduced or are in the process of reducing or eliminating expenses that are unnecessary for the operations of the business or are excessive to support our needs. In some cases, we are able to find alternative solutions at a lower cost.

•      Decrease in general and administration expense by:

Reducing salary expense.  The historical Bagger Dave's financials include allocations from DRH management team members that will not do work on behalf of or be charged to Bagger Dave's post spin-off.  In addition, there has been some rationalization of salary overhead due to the 2015 closures and some natural attrition.  We believe that, although lower, with proper allocation of responsibilities, the Bagger Dave's management team can be highly effective to drive the business to greater profitability.

Reducing marketing expense.  Effective 2017, Bagger Dave's marketing budget will be 3.0% of sales.  Currently, the marketing spend has been between 4.0%-10.0% in any given period.  We believe that, with a more efficient use of marketing funds, and higher focus on local store marketing initiatives, we can achieve a better return on our marketing investment though increased sales.

•      Management of capital expenditures:

With the exception of regular maintenance-related capital expenditures necessary to keep our restaurants running, we have no plans for capital improvement expenses related to remodels, refreshes or new restaurant development.  With the young average age of our stores, the recent capital expenses to upgrade some of our older facilities and our focus on achieving positive free cash flow, we have no plans for any significant level of capital expenditures.

We believe that general and administration expense and capital expenditures will range between $2.0 million and $2.3 million in 2017.  Coupled with the aforementioned plan to increase profitability, reduce general and administrative expenses and reduce capital expenses, we believe up to $2.0 million in cash funding by DRH will be more than sufficient to meet our needs.  However, within twelve months after the spin-off, an additional $1.0 million of funding may be considered upon approval by the Parent and its lenders.  This additional funding would only be considered if deemed necessary and in the event Bagger Dave's is unable to obtain a line of credit facility.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand and demand deposits in banks. The Company considers all highly-liquid investments purchased with original maturities of three months or less to be cash and cash equivalents. The Company, at times throughout the year, may, in the ordinary course of business, maintain cash balances in excess of federally-insured limits. Management does not believe the Company is exposed to any unusual risks on such deposits.

Accounts Receivable

Accounts receivable primarily consist of contractually determined receivables for leasehold improvements and are stated at the amount management expects to collect. Balances that are outstanding after management has used reasonable collection efforts are written off with a corresponding charge to bad debt expense or deferred rent as applicable.  There was no allowance for doubtful accounts necessary at December 27, 2015 and December 28, 2014.

Gift Cards

The Company records Bagger Dave's gift card sales as a gift card liability when sold.  When redeemed, the gift card liability account is offset by recording the transaction as revenue.  Michigan law states that gift cards cannot expire and any post-sale fees cannot be assessed until 5 years after the date of gift card purchase by the consumer. There is no breakage attributable to Bagger Dave's restaurants for the Company to record as of December 27, 2015 and December 28, 2014.

The Company's gift card liability was $246,121 and $139,403 as of December 27, 2015 and December 28, 2014, respectively, and is included in other accrued liabilities on the Combined Balance Sheets.

Inventory

Inventory consists mainly of food and beverage products and is accounted for at the lower of cost or market using the first in, first out method of inventory valuation. Cash flows related to inventory sales are classified in net cash used by operating activities in the Combined Consolidated Statements of Cash Flows.

Prepaids and Other Long-Term Assets

Prepaid assets consist principally of prepaid rent, insurance and contracts and are recognized ratably as operating expense over the period of future benefit. Other long-term assets consist primarily of security deposits for operating leases and utilities.

Property and Equipment

Property and equipment are recorded at cost. Buildings are depreciated using the straight-line method over the estimated useful life, which is typically 39 years. Equipment and furniture and fixtures are depreciated using the straight-line method over the estimated useful lives of the assets, which range from three to seven years. Leasehold improvements, which include the cost of improvements funded by landlord incentives or allowances, are amortized using the straight-line method over the lesser of the term of the lease, with consideration of renewal options if renewals are reasonably assured because failure to renew would result in an economic penalty, or the estimated useful lives of the assets, which is typically five - 15 years. Maintenance and repairs are expensed as incurred. Upon retirement or disposal of assets, the cost and accumulated depreciation are eliminated from the respective accounts and the related gains or losses are credited or charged to earnings.

The Company capitalizes items associated with construction but not yet placed into service, known as construction in progress ("CIP"). Items capitalized include fees associated with the design, build out, furnishing of the restaurants, leasehold improvements, construction period interest (when applicable), equipment, and furniture and fixtures. Restaurant CIP is not amortized or depreciated until the related assets are placed into service. Items are placed into service according to their asset category when the restaurant is open for service.

Intangible Assets

Amortizable intangible assets consist of trademarks and are stated at cost, less accumulated amortization. The trademarks are amortized on a straight-line basis over the estimated useful life of 15 years.

Liquor licenses, also a component of intangible assets, are deemed to have an indefinite life and, accordingly, are not amortized. Management reviews liquor license assets on an annual basis (at year-end) to determine whether carrying values have been impaired. We identify potential impairments for liquor licenses by comparing the fair value with its carrying amount. If the fair value exceeds the carrying amount, the liquor licenses are not impaired. If the carrying amount exceeds the fair value, an impairment loss is recorded for the difference.  If the fair value of the asset is less than the carrying amount, an impairment is recorded. No impairments were recognized in fiscal year 2015 or fiscal year 2014.

Impairment or Disposal of Long-Lived Assets

We review long-lived assets quarterly to determine if triggering events have occurred which would require a test to determine if the carrying amount of these assets may not be recoverable based on estimated future cash flows. Assets are reviewed at the lowest level for which cash flows can be identified, which is at the individual restaurant level. In the absence of extraordinary circumstances, restaurants are included in the impairment analysis after they have been open for two years. We evaluate the recoverability of a restaurant's long-lived assets, including buildings, intangibles, leasehold improvements, furniture, fixtures, and equipment over the remaining life of the primary asset in the asset group, after considering the potential impact of planned operational improvements, marketing programs, and anticipated changes in the trade area. In determining future cash flows, significant estimates are made by management with respect to future operating results for each restaurant over the remaining life of the primary asset in the asset group. If assets are determined to be impaired, the impairment charge is measured by calculating the amount by which the asset carrying amount exceeds its fair value based on our estimate of discounted future cash flows. The determination of asset fair value is also subject to significant judgment. Refer to Note 2 for additional information.

We account for exit or disposal activities, including restaurant closures, in accordance with ASC Topic 420, Exit or Disposal Cost Obligations. Such costs include the cost of disposing of the assets as well as other facility-related expenses from previously closed restaurants. These costs are generally expensed as incurred. Additionally, at the date we cease using a property under an operating lease, we record a liability for the net present value of any remaining lease obligations, net of estimated sublease income. Any subsequent adjustments to that liability as a result of lease termination or changes in estimates of sublease income are recorded in the period incurred. Refer to Note 2 for additional information.

Deferred Rent

Certain operating leases provide for minimum annual payments that increase over the life of the lease. Typically, our operating leases contain renewal options under which we may extend the initial lease terms for periods of five to 10 years. The aggregate minimum annual payments are expensed on a straight-line basis commencing at the start of our construction period and extending over the term of the related lease, including option renewals as deemed reasonably assured. The amount by which straight-line rent exceeds actual lease payment requirements in the early years of the lease is accrued as deferred rent liability and reduced in later years when the actual cash payment requirements exceed the straight-line expense. The Company also accounts, in its straight-line computation, for the effect of any "rental holidays", "free rent periods", and "landlord incentives or allowances".

Deferred Gains

Deferred gains on the sale leaseback transaction described in Note 3, are recognized into income over the life of the related operating lease agreements.

Parent Company Investment

Parent company investment in the Combined Balance Sheets represents the Parent's historical investment in the Company, the net effect of cost allocations from the Parent, net transfers of cash and assets from Parent and the Company's accumulated earnings.

Revenue Recognition

Revenues from food and beverage sales are recognized and generally collected at the point of sale. All sales taxes are presented on a net basis and are excluded from revenue.

Advertising

Advertising expenses of $2.7 million and $1.8 million are included in general and administrative expenses in the Combined Statements of Operations for the years ended December 27, 2015 and December 28, 2014, respectively.

Pre-opening Costs

Pre-opening costs are those costs associated with opening new restaurants and will vary based on the number of new locations opening and under construction. The Company also reclassifies labor costs that exceed the historical average for the first three months of restaurant operations that are attributable to training. These costs are expensed as incurred. Pre-opening costs were $1.8 million and $2.0 million for the years ended December 27, 2015 and December 28, 2014, respectively. Excess labor cost incurred after restaurant opening and included in pre-opening cost were approximately $406,000 and $333,000 for the years ended December 27, 2015 and December 28, 2014, respectively.

Income Taxes

The Company files a consolidated tax return with DRH.  Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.  Current and deferred taxes are determined as if the Company were filing a separate tax return.

The Company applies the provisions of FASB ASC 740, Income Taxes, ("ASC 740") regarding the accounting for uncertainty in income taxes. The Company classifies all interest and penalties as income tax expense. There are no accrued interest amounts or penalties related to uncertain tax positions as of December 27, 2015 and December 28, 2014.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Recent Accounting Pronouncements

In March 2016, the FASB issued ASU 2016-04, Liabilities - Extinguishments of Liabilities: Recognition of Breakage for Certain Prepaid Stored-Value Products. ASU 2016-04 addresses the current and potential future diversity in practice related to the derecognition of a prepaid stored-value product liability. The standard is effective for annual periods beginning after December 15, 2017, and interim periods therein.  We are currently evaluating the impact of our pending adoption of ASU 2014-09, although based on the nature of our business we do not expect the standard will have a significant impact on our consolidated financial statements.

In February 2016, FASB issued ASU 2016-02, Leases, ASU 2016-02 requires that lease arrangements longer than 12 months result in a lessee recognizing a lease asset and liability. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. The updated guidance is effective for interim and annual periods beginning after December 15, 2018, and early adoption is permitted. We are currently evaluating the impact of the updated guidance on our combined financial statements and expect the standard will have a significant impact on our financial statements.

In November 2015, the FASB issued ASU 2015-17, Topic 740: Balance Sheet Classification of Deferred Taxes ("ASU No. 2015-17"), which simplifies the presentation of deferred income taxes. ASU No. 2015-17 provides presentation requirements to classify deferred tax assets and liabilities as noncurrent in a classified statement of financial position. The Company adopted this standard as of December 27, 2015, with prospective application. The adoption of ASU No. 2015-17 had no impact on the Company's Combined Statements of Operations.

In August 2014, the FASB issued ASU No. 2014-15, Presentation of Financial Statements - Going Concern (''ASU 2014-15"), to provide guidance about management's responsibility to evaluate whether there is substantial doubt about an entity's ability to continue as a going concern and to provide related footnote disclosures requirement. The amendments (1) provide a definition of the term substantial doubt, (2) require an evaluation for each annual and interim reporting period, (3) provide principles for considering the mitigating effect of management's plans, (4) require certain disclosures when substantial doubt is alleviated as a result of consideration of management's plans, (5) require an express statement and other disclosures when substantial doubt is not alleviated, and (6) require an assessment for a period of one year after the date that the financial statements are issued (or available to be issued). ASU 2014-15 is effective for the annual period ending after December 15, 2016, and for annual periods and interim periods thereafter. Early adoption is permitted. The Company opted to early adopt this guidance in conjunction with these financial statements which did not have a material impact on our combined financial position.

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers ("ASU 2014-09"), which supersedes nearly all existing revenue recognition guidance under GAAP. The core principle of ASU 2014-09 is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration to which an entity expects to be entitled for those goods or services. ASU 2014-09 defines a five step process to achieve this core principle and, in doing so, more judgment and estimates may be required within the revenue recognition process than are required under existing GAAP.  The standard is effective for annual periods beginning after December 15, 2017, and interim periods therein.  We are currently evaluating the impact of our pending adoption of ASU 2014-09, although based on the nature of our business we do not expect the standard will have a significant impact on our consolidated financial statements.

We reviewed all other significant newly-issued accounting pronouncements and concluded that they either are not applicable to our operations or that no material effect is expected on our consolidated financial statements as a result of future adoption.

2. IMPAIRMENTS, DISPOSALS AND EXIT COSTS

During 2015, the Company decided to close 11 underperforming locations, eight in Indiana and three in Michigan (the "2015 Restaurant Closures"). The Company closed these restaurants during the third and fourth quarters of 2015. In connection with the 2015 Restaurant Closures, the Company recorded expenses of $10.8 million, including property and equipment impairment charges, exit costs associated with lease obligations, employee terminations and other closure related obligations. The Company expects to incur minimal charges in fiscal 2016 related to these closures.

The following table summarizes the Company's accrual activity related to facility closure and other costs, primarily associated with the 2015 Restaurant Closures during the fiscal year ended December 27, 2015:

Fiscal
Year 2015
Beginning of the year	$--
Charges	1,322,308
Cash payments	(75,122)
End of the year	$1,247,186

The $1,247,186 liability is recorded as follows in the Combined Balance Sheet as of December 27, 2015; Other accrued liabilities of $916,706 and Other liabilities of $330,480.

At December 27, 2015, $0.9 million of fixed and intangible assets for the closed locations are held for sale, which is recorded in Property and equipment on the Combined Balance Sheets. See Note 11 for additional information.

Based on impairment indicators that existed at December 27, 2015, the Company performed an impairment analysis on its long-lived assets subject to amortization and recorded a fixed asset impairment of $2.8 million related to four underperforming Bagger Dave's locations. The impairment charge was recorded to the extent that the carrying amount of the assets were not considered recoverable based on the estimated discounted cash flows and the underlying fair value of the assets, which was recorded in impairment and loss on asset disposals on the Combined Statements of Operations for fiscal year 2015. For fiscal year 2014, no impairment losses were recognized.

The following is a summary of the expenses recognized in the Combined Statement of Operations during the year ended December 27, 2015 related to the restaurant closures and impairment of property and equipment:

Description	Location in the Combined Statement of Operations	Fiscal Year 2015
Property and equipment impairments	Impairment and loss on asset disposals	$12,708,951
Facility closure and other expenses	Occupancy costs	756,524
Severance expense	Compensation costs	109,763
		$13,575,238

During both fiscal year 2015 and fiscal year 2014, the Company recorded other asset disposal losses of $0.6 million.

We are currently monitoring several restaurants in regards to the valuation of long-lived assets and have developed plans to continue improvement of operating results. As we periodically refine our estimated future operating results, changes in our estimates and assumptions may cause us to realize impairment charges in the future that could be material.

3. PROPERTY AND EQUIPMENT, NET

Property and equipment are comprised of the following:

	December 27, 2015	December 28, 2014
Land	$37,500	$780,105
Building	2,339,219	2,339,219
Equipment	6,365,598	9,410,906
Furniture and fixtures	1,767,352	2,476,020
Leasehold improvements	13,895,762	17,551,057
Restaurant construction in progress	985,808	3,358,869
Total	25,391,239	35,916,176
Less accumulated depreciation	(5,474,189)	(6,593,413)
Property and equipment, net	$19,917,050	$29,322,763

Depreciation expense was $4.7 million and $3.5 million during the years ended December 27, 2015 and December 28, 2014, respectively.

Sale leaseback transactions

On October 6, 2014, the Company entered into a sale leaseback agreement for $8.9 million with a third-party Real Estate Investment Trust ("REIT"). The arrangement includes the sale of six Bagger Dave's locations. In Q4 2014, we closed on five of the six properties, with total proceeds of $6.9 million.  In connection with the closing of the sale-leaseback transactions in Q4 2014, the Company recorded losses of approximately $0.5 million, which is included in Impairment and loss on asset disposals on the Combined Statements of Operations. The Company also recorded deferred gains of $0.4 million for the properties sold at a gain as of December 28, 2014. We closed on the remaining property in June 2015. We received total proceeds of $2.0 million and recorded losses of $0.2 million, which is recorded in Impairment and loss on asset disposals on the Combined Statements of Operations. In pursuant to the terms of each sale-leaseback transaction, we transferred title of the real property to the purchaser after final inspection and, in turn, entered into separate leases with the purchaser having a 15-year basic operating lease term plus four separate 5-year renewal options. At December 27, 2015, $29,000 of the deferred gain was recorded in Other accrued liabilities and $0.4 million of the deferred gain was recorded in Other liabilities on the Combined Consolidated Balance Sheets. The gains will be recognized into income as an offset to rent expense over the life of the related lease agreements. See Note 8 for additional information.

At December 28, 2014, approximately $2.0 million of our restaurant construction in progress was subject to the sale-leaseback transaction.

4. INTANGIBLE ASSETS

Intangible assets are comprised of the following:

	December 27, 2015	December 28, 2014
Amortized intangible assets
Trademarks	$ 64,326	$ 62,434
Less accumulated amortization	(14,364)	(10,079)
Amortized intangible assets, net	49,962	52,355

Unamortized intangible assets
Liquor licenses	743,791	872,288
Total intangible assets, net	$ 793,753	$ 924,643

Amortization expense for the years ended December 27, 2015 and December 28, 2014 was $4,286 and $3,898, respectively.

Based on the current intangible assets and their estimated useful lives, future intangible-related expense for the next five years and thereafter is projected as follows:

Year	Amount
2016	$4,288
2017	4,288
2018	4,288
2019	4,288
2020	4,288
Thereafter	28,522
Total	$49,962

The aggregate weighted-average amortization period for intangible assets is 11.7 years.

5. OTHER ACCRUED LIABILITES

	December 27, 2015	December 28, 2014
Gift card liability	$ 246,121	$ 139,403
Closure liability - current	916,706	-
Sales tax payable	133,256	149,009
Other	131,777	35,573
Total accrued other liabilities	$ 1,427,860	$ 323,985

6.  RELATED PARTY TRANSACTIONS

In connection with the separation described in Note 1, we will enter into various agreements with DRH which, among other things, will govern certain aspects of our relationship with DRH following the separation, establish terms under which subsidiaries of DRH will provide us with services, and establish terms pursuant to which subsidiaries of DRH will obtain food product for us. These agreements will be made in the context of a parent-subsidiary relationship and will be negotiated in the overall context of our separation from DRH. As the date of this filing, DRH is listed as the guarantor on 15 of the 19 Bagger Dave's leases in the event of nonpayment of rent by Bagger Dave's. For open locations the guarantees range from two to 15 years and approximate $7.7 million as of December 27, 2015.

Allocation of General Corporate Expenses

The Combined Statements of Operations include expense allocations for certain functions provided by DRH. Historically, we have used the corporate functions of DRH for a variety of services including treasury, accounting, tax, legal, marketing and other shared services, which include the costs of payroll, employee benefits and related costs.  Total shared services expense allocated to the Company were $4.9 million in fiscal 2015 (consisting of $1.8 million of compensation, $2.7 million of marketing costs and $0.4 million of other expenses) and $3.4 million in fiscal 2014 (consisting of $1.6 million of compensation and $1.8 million of marketing costs).  Compensation allocations set forth in the financial statements are based upon estimated time spent by each individual of the DRH management team whose time was split between BWW and the Bagger Dave's brand. These individuals' allocations to Bagger Dave's were based on the estimated percentage of their time spent working with Bagger Dave's.  Marketing costs were allocated based upon actual Bagger Dave’s costs derived from a review of each invoice expensed during the period.  Other expenses were allocated on an estimated percentage based upon the service provided.

The expense allocations were determined on a basis that both the Company and DRH consider to be a reasonable reflection of the utilization of services provided or the benefit received during the periods presented. The allocations may not, however, reflect the expense that would have been incurred as an independent, publicly-traded company for the periods presented. Actual costs that may have been incurred if Bagger Dave's had been a stand-alone company would depend on a number of factors, including the chosen organization structure, what functions were outsourced or performed by employees and other strategic decisions.

Parent Company Equity

The combined financial statements include the allocation of certain assets and liabilities that have historically been held at the DRH corporate level but which are specifically identifiable or allocable to Bagger Dave's. Cash and cash equivalents and short-term investments held by DRH were not allocated to Bagger Dave's unless the cash or investments were held by an entity that is directly attributable to and held by Bagger Dave's. Long-term debt and short-term borrowings were not allocated to Bagger Dave's as it is anticipated no short-term or long-term borrowings will be spun-off to Bagger Dave's. All intercompany transactions between DRH and Bagger Dave's have been included in these combined financial statements and are considered to be effectively settled for cash in the combined financial statements at the time the separation is recorded. The cumulative amount of settlements, along with the Company's accumulated earnings is reflected in the Combined Balance Sheets as Parent Company Investment in Bagger Dave's. The total net effect of the settlement of these intercompany transactions during the year is reflected in the Combined Statements of Cash Flow as a financing activity.

The average balance due to Parent within Parent Company Equity during fiscal 2015 and 2014 was $50.2 million and $33.9 million, respectively. The net transfer from parent within the Combined Statements of Parent Company Equity for 2015 were comprised for net cash transfers from parent of $14.9 million and allocation of general DRH corporate expenses of $4.9 million. The net transfers from parent within the Combined Statements of Parent Company Equity for 2014 were comprised of net cash transfers from parent of $9.4 million and an allocation of general DRH corporate expenses of $3.4 million.

7.  INCOME TAXES

The benefit for income taxes is different from that which would be obtained by applying the statutory federal income tax rate to loss before income loss. The items causing this difference are as follows:

	December 27, 2015	December 28, 2014
Income tax benefit at federal statutory rate	$(9,029,325)	$(3,024,021)
State income tax, net of federal benefit	(1,573,368)	(524,561)
Permanent differences	113,574	51,509
Tax credits	(288,719)	(151,340)
Change in valuation allowance	10,777,838	3,648,413
Income tax benefit	$-	$-

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred income tax assets and liabilities are summarized as follows:

	December 27, 2015	December 28, 2014
Deferred tax assets:
Net operating loss carry-forwards	$ 12,194,528	$6,421,381
Book depreciation in excess of tax	3,190,527	-
Deferred rent expense	381,231	526,023
Tax credit carry-forwards	534,973	246,254
Sale leaseback deferred gain	155,146	165,131
Accrued closure liabilities	424,042	-
Other	-	67,736
Total deferred tax assets	16,880,447	7,426,525
Deferred tax liabilities:
Tax depreciation in excess of book	-	1,323,916

Net deferred tax asset before valuation allowance	16,880,447	6,102,609

Valuation allowance	(16,880,447)	(6,102,609)

Net deferred income tax assets after valuation allowance	$ -	$-

In accordance with the provisions of ASC 740 a valuation allowance is established when it is more likely than not that some portion of the deferred tax assets will not be realized. Realization is dependent upon the generation of future taxable income or the reversal of deferred tax liabilities during the periods in which those temporary differences become deductible. We consider the reversal of deferred tax liabilities, projected future taxable income and tax planning strategies. We have recorded a full valuation allowance on our deferred tax assets given the negative evidence of our recent years' history of losses. Management continually reviews the likelihood that deferred tax assets will be realized and the Company recognizes these benefits only as reassessment indicates that it is more likely than not that such tax benefits will be realized.

A significant amount of net operating loss carry forwards were created in the past two years with expiration between 2034 and 2035. As of December 27, 2015, the Company has available federal and state net operating loss carryforwards of approximately $29.1 million and $25.5 million, respectively. It is anticipated that upon spin-off of Bagger Dave's from DRH, the Company's net operating loss carryforwards and general business credits will remain with DRH, and as a result, will no longer be an asset to the Company.  In addition, upon spin-off, the Company will file its own tax return.  General business tax credits of $0.5 million will expire between 2028 and 2035.

The Company applies the provisions of ASC 740 regarding the accounting for uncertainty in income taxes.  There are no amounts recorded on the Company's consolidated financial statements for uncertain positions.  The Company classifies all interest and penalties as income tax expense.  There are no accrued interest amounts or penalties related to uncertain tax positions as of December 27, 2015.

DRH files income tax returns in the United States federal jurisdiction and various state jurisdictions, and is subject to U.S. Federal, state, and local income tax examinations for tax years 2011 through 2015. DRH's 2014 U.S. Federal income tax return was recently selected for examination. The examination of the return will occur late in the fourth quarter of 2016.

8. OPERATING LEASES (INCLUDING RELATED PARTIES)

The Company's lease terms generally include renewal options, and frequently require us to pay a proportionate share of real estate taxes, insurance, common area maintenance, and other operating costs. Some restaurant leases provide for contingent rental payments based on sales thresholds.

Total rent expense was $3.0 million and $1.2 million for the fiscal years ended December 27, 2015 and December 28, 2014, respectively. On October 30, 2014, Detroit Burgers, Inc., one of our wholly-owned subsidiaries, acquired 100.0% of the membership interests of DMM Group, LLC from a trust controlled by the spouse of DRHs President, CEO and Chairman, T. Michael Ansley for $250,000. DMM Group's sole asset is the land and improvements used for our Detroit Bagger Dave's restaurant. Also, on October 30, 2014 Berkley Burgers, Inc., owned by a related party, sold 100.0% of their membership interests to a third-party REIT, which was also the group that purchased a number of locations from the Company as part of our sales leaseback transaction, as described in Note 3.

Scheduled future minimum lease payments for each of the five years and thereafter for non-cancelable operating leases for existing restaurants with initial or remaining lease terms in excess of one year at December 27, 2015 are summarized as follows:

Year	Amount
2016	$2,034,968
2017	1,671,252
2018	1,538,572
2019	1,509,148
2020	1,458,400
Thereafter	9,660,620
Total	$17,872,960

Scheduled future minimum lease payments for each of the five years and thereafter for non-cancelable operating leases for restaurants under development, with initial or remaining lease terms in excess of one year at December 27, 2015 are summarized as follows:

Year	Amount
2016	$63,750
2017	85,000
2018	85,000
2019	85,000
2020	85,000
Thereafter	1,627,464
Total	$2,031,214

9. COMMITMENTS AND CONTINGENCIES

In 2013, DRH sponsored a defined contribution 401(k) plan whereby eligible team members could contribute pre-tax wages in accordance with the provisions of the plan. DRH matched 100.0% of the first 3.0% and 50.0% of the next 2.0% of contributions made by eligible team members. Effective January 1, 2014, DRH ceased the matching program in favor of an annual discretionary contribution to the 401(k) plan. For fiscal 2015 and 2014, the discretionary match was 100.0% of 2.0% contributed, which equated to $20,769 and $41,312, respectively.

The Company is subject to ordinary and routine legal proceedings, as well as demands, claims and threatened litigation, which arise in the ordinary course of its business.  The ultimate outcome of any litigation is uncertain.  We have insured and continue to insure against most of these types of claims. A judgment on any claim not covered by or in excess of our insurance coverage could materially adversely affect our financial condition or results of operations.

Bagger Dave's is a co-obligor on a joint and several basis with DRH on a $155.0 million senior secured credit facility with Citizens Bank N.A. as administrative agent. The credit facility, which was entered into June 2015, and replaced certain 2014 indebtedness, consists of a $120.0 million term loan, a $30.0 million development line of credit ("DLOC") and a $5.0 million revolving line of credit ("RLOC"). The term loan is for a term of five years. Payments of principal are based upon a 12-year straight-line amortization schedule, with monthly principal payments of $833,333 plus accrued interest. The entire remaining outstanding principal and accrued interest on the June 2015 Term Loan is due and payable on the maturity date of June 29, 2020.  The June 2015 DLOC is for a term of two years and is subject to certain limitations relative to actual development costs. Once the DLOC is fully drawn, outstanding balances convert into a term note based on the terms of the agreement, at which time monthly principal payments will be due based on a 12 -year straight-line amortization schedule, plus interest, through maturity on June 29, 2020. If the DLOC is not fully drawn by the end of the two year term, the outstanding principal balance becomes due based on the 12-year amortization period with final payment due June 29, 2020. The June 2015 RLOC, which is subject to certain usage restrictions during each annual period, is for a term of five years.

The interest rate for each of the loans, as selected by the borrower, is based upon either a LIBOR or base rate (generally Prime or Fed Funds) plus an applicable margin, which ranges from 2.25% to 3.5% for LIBOR loans and from 1.25% to 2.5% for base rate loans, depending on the lease adjusted leverage ratio as defined in the agreement.

At December 27, 2015, balances outstanding on debt for which Bagger Dave's was a co-obligor on a joint and several basis with DRH were $115.8 million, $11.1 million and $0.0 million for the term loan, DLOC and RLOC, respectively.

At December 28, 2014, balances outstanding on debt for which Bagger Dave's was a co-obligor on a joint and several basis with DRH were $56.0 million, $5.8 million and $0.0 million for the term loan, DLOC and RLOC, respectively.

Such amounts are not reflected in the accompanying combined balance sheets because Bagger Dave's does not expect to pay the outstanding balance on behalf of its co-obligors.

Substantially all of the Company's assets are pledged as collateral under the credit facility which contains customary affirmative covenants, negative covenants and conditions precedent for borrowing, all of which were met as of December 27, 2015.

10. SUPPLEMENTAL CASH FLOWS INFORMATION

Other Cash Flows Information

Cash paid for interest was $0 and $0 during the years ended December 27, 2015 and December 28, 2014, respectively.

Cash paid for income taxes was $0 and $0 during the years ended December 27, 2015 and December 28, 2014, respectively.

Supplemental Schedule of Non-Cash Operating, Investing, and Financing Activities

Noncash investing transactions for property and equipment not yet paid for as of December 27, 2015 and December 28, 2014 was $0.2 million and $2.3 million.

11. SUBSEQUENT EVENTS

On June 8, 2016 we sold the Detroit Bagger Dave's building and land net of fees for approximately $1.1 million in proceeds, which was used to pay down DRH's term loan. This resulted in a gain of $884,717.

ITEM 14.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURES.

There have been no changes in accountants or disagreements with accountants on accounting and financial disclosures.

ITEM 15.     FINANCIAL STATEMENTS AND EXHIBITS.

(b) Exhibit No.	Description

3.1	Certificate of Incorporation

3.2	Bylaws

10	Material Contracts-Transitional Service Agreement

21	Subsidiaries of the Registrant

SIGNATURES

Pursuant to the requirement of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Bagger Dave's Burger Tavern Inc.

By:

/s/ Michael Ansley

Michael Ansley

Title:

President

Dated: November 21, 2016

BAGGER DAVE'S BURGER TAVERN, INC.

COMBINED BALANCE SHEETS

	September 25, 2016 (unaudited)	December 27, 2015
ASSETS
Current assets
Cash and cash equivalents	$ 350,451	$ 700,638
Accounts receivable	173,038	373,619
Inventory	352,083	336,205
Other assets	373,489	303.966
Total current assets	1,249,061	1,714,428

Property and equipment, net	18,537,136	19,917,050
Intangible assets, net	705,861	793,753
Other long-term assets	-	164,878
Total assets	$ 20,492,058	$ 22,590,109

LIABILITIES AND PARENT COMPANY EQUITY
Current liabilities
Accounts payable	$ 1,309,064	$ 1,847,242
Accrued compensation	310,686	692,168
Other accrued liabilities	554,434	1,427,860
Current portion of deferred rent	140,431	189,068
Total current liabilities	2,314,615	4,156,338

Deferred rent, less current portion	1,048,252	926,587
Other liabilities	405,234	757,743
Total liabilities	3,768,101	5,840,668

Commitments and contingencies (Notes 6 and 7)

Parent company equity
Parent company investment	16,723,957	16,749,441

Total liabilities and parent company equity	$ 20,492,058	$ 22,590,109

The accompanying notes are an integral part of these interim combined financial statements.

BAGGER DAVE'S BURGER TAVERN, INC.

COMBINED STATEMENTS OF OPERATIONS (unaudited)

	Nine Months Ended
	September 25, 2016	September 27, 2015
Revenue	$ 15,772,728	$ 20,893,231

Operating expenses
Restaurant operating costs (exclusive of depreciation and amortization shown separately below):
Food, beverage, and packaging	4,782,616	6,452,239
Compensation costs	6,003,101	8,140,986
Occupancy costs	1,219,000	2,179,977
Other operating costs	4,121,003	4,544,377
General and administrative expenses	2,817,159	3,832,919
Pre-opening costs	363,762	1,176,514
Depreciation and amortization	2,623,492	3,402,235
Impairment and loss (gain) on asset disposals	(649,911)	2,331,879
Total operating expenses	21,280,222	32,061,126

Operating loss	(5,507,494)	(11,167,895)

Other income, net	9,905	35,588

Net loss	$ (5,497,589)	$ (11,132,307)

The accompanying notes are an integral part of these interim combined financial statements.

 BAGGER DAVE'S BURGER TAVERN, INC.

COMBINED STATEMENTS OF PARENT COMPANY EQUITY (unaudited)

Parent
Company
Investment
Balance - December 28, 2014	$23,501,278

Net transfer from parent	13,931,160

Net loss	(11,132,307)

Balance - September 27, 2015	$26,300,131

Balance - December 27, 2015	$16,749,441

Net transfer from parent	5,472,105

Net loss	(5,497,589)

Balances - September 25, 2016	$16,723,957

The accompanying notes are an integral part of these interim combined financial statements.

BAGGER DAVE'S BURGER TAVERN, INC.

COMBINED STATEMENTS OF CASH FLOWS (unaudited)

	Nine Months Ended
	September 25, 2016	September 27, 2015
Cash flows from operating activities
Net loss	$ (5,497,589)	$(11,132,307)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	2,623,492	3,402,235
Realized gain on sale leaseback	(22,028)	(22,028)
Impairment and loss (gain) on asset disposals	(649,911)	2,331,879
Changes in operating assets and liabilities that provided (used) cash:
Accounts receivable	200,581	(99,456)
Inventory	(15,878)	(72,903)
Other assets	(69,523)	(207,258)
Intangible assets	(3,750)	(53,891)
Other long-term assets	164,878	(155,970)
Accounts payable	(344,549)	(771,538)
Accrued liabilities	(1,585,389)	(110,117)
Deferred rent	73,028	(7,095)
Net cash used in operating activities	(5,126,638)	(6,898,449)

Cash flows from investing activities
Proceeds from sale of property and equipment	1,134,717	-
Proceeds from sale leaseback transaction	-	2,043,876
Purchases of property and equipment	(1,830,371)	(8,779,806)
Net cash used in investing activities	(695,654)	(6,735,930)

Cash flows from financing activities
Net transfers from parent	5,472,105	13,931,160
Net cash provided by financing activities	5,472,105	13,931,160

Net increase (decrease) in cash and cash equivalents	(350,187)	296,781

Cash and cash equivalents, beginning of period	700,638	119,862

Cash and cash equivalents, end of period	$ 350,451	$416,643

The accompanying notes are an integral part of these interim combined financial statements.

BAGGER DAVE'S BURGER TAVERN

NOTES TO INTERIM COMBINED FINANCIAL STATEMENTS

1. NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

On August 4, 2016, Diversified Restaurant Holdings, Inc. ("DRH" or "the Parent") announced that its Board of Directors unanimously approved a plan to pursue a tax-free spin-off of its Bagger Dave's business. Specifically, DRH will spin-off its 100% owned subsidiary, AMC Burgers, Inc. and certain real estate entities into a stand-alone, publicly traded company on the over-the-counter exchange called Bagger Dave's Burger Tavern, Inc., a newly created Nevada company. AMC Burgers, Inc. owns and operates all of the Bagger Dave's Burger Tavern®restaurants and the real estate entities held certain real estate related to the restaurants before the real estate was sold in 2014 and 2015. In connection with the spin-off, DRH will contribute certain assets, liabilities, businesses and employees currently related to its Bagger Dave's businesses. Additionally, intercompany balances due to/from DRH, which includes amounts from sales, are expected to be contributed to equity. The timing of the spin-off will occur upon the DRH Board of Directors final approval of the assets and liabilities being spun-off. For purposes of this document, we will refer to the combination of entities getting spun-off as "Bagger Dave's Burger Tavern, Inc.","Bagger Dave's" or "the Company."

The Company headquarters are located at 807 W. Front St., Suite B, Traverse City, Michigan 49684.  We can also be found on the Internet at www.baggerdaves.com.

DRH originated the Bagger Dave's concept with the first restaurant opening in January 2008 in Berkley, Michigan.  Currently, there are 19 Bagger Dave's restaurants in operation, 16 in Michigan, one in Indiana and two in Ohio.  Bagger Dave's has the right to the Bagger Dave's concept and has rights to franchise the concept in Illinois, Indiana, Kentucky, Michigan, Missouri, Ohio and Wisconsin.  We do not intend to pursue franchise development at this time.

Launched in January 2008, Bagger Dave's is a unique, full-service, ultra-casual restaurant and bar concept.  We have worked to create a concept that provides a warm, inviting and entertaining atmosphere through a friendly and memorable guest experience.

Basis of Presentation

The combined interim financial statements include AMC Burgers, Inc. and certain real estate entities and have been derived from the interim consolidated financial statements and accounting records of DRH as if Bagger Dave's operated on a standalone basis. All intercompany transactions and account balances within the Company have been eliminated. As business operations of DRH, we do not maintain our own legal, tax, and certain other corporate support functions. As more fully described in Note 5, the combined interim Statements of Operations include expense allocations for certain functions provided by DRH. These expenses were allocated on the basis of direct usage when identifiable with the remainder allocated on the basis of revenue or headcount. The Company believes that the methods by which DRH allocated its costs are reasonable and are a reasonable reflection of the utilization of services by, or benefits provided to the Company. The combined financial statements contained herein may not be indicative of Bagger Dave's financial position, operating results and cash flows in the future, or what they would have been if it had been a stand-alone company during all periods presented.

The combined financial statements as of September 25, 2016 and December 27, 2015, and for the nine-month periods ended September 25, 2016 and September 27, 2015, have been prepared by DRH and its wholly-owned subsidiaries pursuant to accounting principles generally accepted in the United States of America ("GAAP") and the rules and regulations of the Securities and Exchange Commission. The financial information as of September 25, 2016 and for the nine-month periods ended September 25, 2016 and September 27, 2015 is unaudited, but, in the opinion of management, reflects all adjustments and accruals necessary for a fair presentation of the financial position, results of operations, and cash flows for the interim periods.

The results of operations for the nine-month period ended September 25, 2016 are not necessarily indicative of the results of operations that may be achieved for the entire fiscal year ending December 25, 2016.

Management's Plan Regarding Going Concern

Through a number of initiatives, many of which are in place and have illustrated short-term, expected outcomes, we will focus to ensure that Bagger's Dave's operating cash flow is sufficient to support the business as a going concern. General and administration expense as presented in the financial statements includes allocations of DRH management and support expenses that will not be incurred by Bagger Dave's post-spin since these expenses will remain with DRH.  We have a detailed plan to increase the restaurant level profitability, significantly reduce general and administrative expenses and minimize capital expenditures to ensure sustainable free cash flow.  Some of the key components of this plan include:

•      Increase in restaurant-level profitability by:

Driving increased average weekly volumes ("AWVs") with a new menu design, improved net-promotor scores, enhanced kitchen process (to ensure fast, consistent ticket times), new messaging and our first cable television advertising campaign. We believe our portfolio of Bagger Dave's locations has significant opportunity to experience increased AWVs on relatively low base of about $21,300 based on year to date.

Reducing cost of sales and working closely with our vendors, we have found a number of opportunities to improve our cost of sales while maintaining product quality. We have also found savings opportunities through productivity and waste reduction.

Reducing labor costs through an extensive labor strategy, we anticipate significant labor cost reduction for both hourly and salary restaurant-level employees.  We expect to reduce hourly labor through enhanced recruiting and retention programs that should alleviate turnover; a significant cost that influences hourly labor. We are also exploring alternative strategies to better align management salaries with a location's profitability.

Reducing occupancy costs. We have hired a third party to review and potentially renegotiate all leases and real estate taxes. We believe that we have the opportunity to reduce this fixed cost at many of our locations.

Reducing operating expenses. We have reduced or are in the process of reducing or eliminating expenses that are unnecessary for the operations of the business or are excessive to support our needs. In some cases, we are able to find alternative solutions at a lower cost.

•      Decrease in general and administration expense by:

Reducing salary expense.  The historical Bagger Dave's financials include allocations from DRH management team members that will not do work on behalf of or be charged to Bagger Dave's post spin-off.  In addition, there has been some rationalization of salary overhead due to the 2015 closures, and some natural attrition.  We believe that, although lower, with proper allocation of responsibilities, the Bagger Dave's management team can be highly effective to drive the business to greater profitability.

Reducing marketing expense.  Effective 2017, Bagger Dave's marketing budget will be 3.0% of sales.  Currently, the marketing spend has been between 4.0%-10.0% in any given period.  We believe that, with a more efficient use of marketing funds, and higher focus on local store marketing initiatives, we can achieve a better return on our marketing investment though increased sales.

•      Management of capital expenditures:

With the exception of regular maintenance-related capital expenditures necessary to keep our restaurants running, we have no plans for capital improvement expenses related to remodels, refreshes or new restaurant development.  With the young average age of our stores, the recent capital expenses to upgrade some of our older facilities and our focus on achieving positive free cash flow, we have no plans for any significant level of capital expenditures.

We believe that general and administration expense and capital expenditures will range between $2.0 million and $2.3 million in 2017.  Coupled with the aforementioned plan to increase profitability, reduce general and administrative expenses and reduce capital expenses, we believe that up to $2.0 million in cash funding by DRH will be more than sufficient to meet our needs.  However, within twelve months after the spin-off, an additional $1.0 million of funding may be considered upon approval by the Parent and its lenders.  This additional funding would only be considered if deemed necessary and in the event Bagger Dave's is unable to obtain a line of credit facility.

Impairment or Disposal of Long-Lived Assets

We review long-lived assets quarterly to determine if triggering events have occurred which would require a test to determine if the carrying amount of these assets may not be recoverable based on estimated future cash flows. Assets are reviewed at the lowest level for which cash flows can be identified, which is at the individual restaurant level. In the absence of extraordinary circumstances, restaurants are included in the impairment analysis after they have been open for two years. We evaluate the recoverability of a restaurant's long-lived assets, including buildings, intangibles, leasehold improvements, furniture, fixtures, and equipment over the remaining life of the primary asset in the asset group, after considering the potential impact of planned operational improvements, marketing programs, and anticipated changes in the trade area. In determining future cash flows, significant estimates are made by management with respect to future operating results for each restaurant over the remaining life of the primary asset in the asset group. If assets are determined to be impaired, the impairment charge is measured by calculating the amount by which the asset carrying amount exceeds its fair value based on our estimate of discounted future cash flows. The determination of asset fair value is also subject to significant judgment. No impairment was recognized for nine months ended September 25, 2016. During the nine months ended September 27, 2015, the Company recorded an impairment loss of $1.8 million related to three Bagger Dave's locations. We continue to monitor several other restaurants for potential impairment of long-lived assets while we continue to develop plans to improve operating results. As such, based on our current estimates of the future operating results of these restaurants, we believe that the assets at these restaurants are not impaired. As we periodically refine our estimated future operating results, changes in our estimates and assumptions may cause us to realize impairment charges in the future that could be material.

We account for exit or disposal activities, including restaurant closures, in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 420, Exit or Disposal Cost Obligations. Such costs include the cost of disposing of the assets as well as other facility-related expenses from previously closed restaurants. These costs are generally expensed as incurred. Additionally, at the date we cease using a property under an operating lease, we record a liability for the net present value of any remaining lease obligations, net of estimated sublease income. Any subsequent adjustments to that liability as a result of lease termination or changes in estimates of sublease income are recorded in the period incurred. During fiscal 2015, the Company decided to close 11 underperforming locations, eight in Indiana and three in Michigan. The Company closed the restaurants during the third and fourth quarters of 2015. The Company recorded a liability of $0.2 million, for the net present value of any remaining lease obligations, net of estimated sublease income on the Combined Balance Sheet as of September 27, 2015. In connection with the fourth quarter 2015 closures, the Company recorded an additional liability of $1.0 million, for the net present value of any remaining lease obligations, net of estimated sublease income.  The closure liability on the Combined Balance Sheet as of December 27, 2015 was $1.2 million.  During the nine-months ended September 25, 2016, the Company made $0.7 million in cash payments for rent and $0.3 million of the liability was relieved due to early lease terminations. As of September 25, 2016, we have three remaining locations with a residual lease obligation of $246,532 on our Combined Balance Sheet and is classified as Other accrued liabilities which will be fulfilled by May 2017.

Indefinite-Lived Intangible Assets

Liquor licenses, which is a component of intangible assets, are deemed to have an indefinite life and, accordingly, are not amortized. Management reviews liquor license assets on an annual basis (at year-end) to determine whether carrying values have been impaired. We identify potential impairments for liquor licenses by comparing the fair value with its carrying amount. If the fair value exceeds the carrying amount, the liquor licenses are not impaired. If the carrying amount exceeds the fair value, an impairment loss is recorded for the difference.  If the fair value of the asset is less than the carrying amount, an impairment is recorded. No impairments were recognized for nine months ended September 25, 2016 or fiscal year ended December 27, 2015.

Parent Company Investment

Parent company investment in the Combined Balance Sheets represents the Parent's historical investment in the Company, the net effect of cost allocations from the Parent, net transfers of cash and assets from Parent and the Company's accumulated earnings.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Recent Accounting Pronouncements

In March 2016, the FASB issued ASU 2016-04, Liabilities - Extinguishments of Liabilities: Recognition of Breakage for Certain Prepaid Stored-Value Products. ASU 2016-04 addresses the current and potential future diversity in practice related to the derecognition of a prepaid stored-value product liability. The standard is effective for annual periods beginning after December 15, 2017, and interim periods therein.  We are currently evaluating the impact of our pending adoption of ASU 2014-09, although based on the nature of our business we do not expect the standard will have a significant impact on our consolidated financial statements.

In February 2016, FASB issued ASU 2016-02, Leases ("ASU 2016-02"). ASU 2016-02 requires that lease arrangements longer than 12 months result in a lessee recognizing a lease asset and liability. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. The updated guidance is effective for interim and annual periods beginning after December 15, 2018, and early adoption is permitted. We are currently evaluating the impact of the updated guidance on our consolidated financial statements and expect the standard will have a significant impact on our finacial statements.

In November 2015, the FASB issued ASU 2015-17, Topic 740: Balance Sheet Classification of Deferred Taxes ("ASU No. 2015-17"), which simplifies the presentation of deferred income taxes. ASU No. 2015-17 provides presentation requirements to classify deferred tax assets and liabilities as noncurrent in a classified statement of financial position. The Company adopted this standard as of December 27, 2015, with prospective application. The adoption of ASU No. 2015-17 had no impact on the Company's Combined Statements of Operations.

In August 2014, the FASB issued ASU No. 2014-15, Presentation of Financial Statements - Going Concern (''ASU 2014-15"), to provide guidance about management’s responsibility to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern and to provide related footnote disclosures requirement. The amendments (1) provide a definition of the term substantial doubt, (2) require an evaluation for each annual and interim reporting period, (3) provide principles for considering the mitigating effect of management’s plans, (4) require certain disclosures when substantial doubt is alleviated as a result of consideration of management’s plans, (5) require an express statement and other disclosures when substantial doubt is not alleviated, and (6) require an assessment for a period of one year after the date that the financial statements are issued (or available to be issued). ASU 2014-15 is effective for the annual period ending after December 15, 2016, and for annual periods and interim periods thereafter. Early adoption is permitted. The Company opted to early adopt this guidance in conjunction with these financial statements which did not have a material impact on our combined financial position.

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers ("ASU 2014-09"), which supersedes nearly all existing revenue recognition guidance under GAAP. The core principle of ASU 2014-09 is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration to which an entity expects to be entitled for those goods or services. ASU 2014-09 defines a five step process to achieve this core principle and, in doing so, more judgment and estimates may be required within the revenue recognition process than are required under existing GAAP.  The standard is effective for annual periods beginning after December 15, 2017, and interim periods therein.  We are currently evaluating the impact of our pending adoption of ASU 2014-09, although based on the nature of our business we do not expect the standard will have a significant impact on our consolidated financial statements.

We reviewed all other significant newly-issued accounting pronouncements and concluded that they either are not applicable to our operations or that no material effect is expected on our consolidated financial statements as a result of future adoption.

2.  PROPERTY AND EQUIPMENT

Property and equipment are comprised of the following assets:

	September 25, 2016	December 27, 2015
Land	$ —	$37,500
Building	2,637,568	2,339,219
Equipment	6,109,427	6,365,598
Furniture and fixtures	1,823,086	1,767,352
Leasehold improvements	15,504,727	13,895,762
Restaurant construction in progress	—	985,808
Total	26,074,808	25,391,239
Less accumulated depreciation	(7,537,872)	(5,474,189)
Property and equipment, net	$ 18,537,136	$19,917,050

At September 25, 2016 and December 27, 2015, $66,925 and $0.9 million, respectively, of fixed and intangible assets for the closed locations, discussed in Note 1, are held for sale, which are recorded in Property and equipment and Intangible assets on the Consolidated Balance Sheets. On June 8, 2016 the Company sold the Detroit Bagger Dave's building and land net of fees for approximately $1.1 million in proceeds, which was used to pay down DRH's term loan. We recorded a gain of $884,717, which is recorded in Impairment and loss (gain) on asset disposal on the Combined Statements of Operations.

Depreciation expense was $2.6 million and $3.4 million during the nine-month periods ended September 25, 2016 and September 27, 2015, respectively. In preparing these financial statements, management determined the estimated useful lives of certain fixed assets had been previously overestimated. As a result, depreciation expense was understated by approximately $0.6 million in the Statement of Operations for the six-month period ended June 26, 2016. The Company has corrected the estimated useful lives of those fixed assets in preparing the Statement of Operations for the nine months ended September 25, 2016 and, as a result, depreciation expense has been corrected.

3.   INTANGIBLE ASSETS

Intangible assets are comprised of the following:

	September 25, 2016	December 27, 2015
Amortized intangibles:
Trademark	$ 68,076	$ 64,326
Less accumulated amortization	(17,804)	(14,364)
Amortized intangibles, net	50,272	49,962

Unamortized intangibles:
Liquor licenses	655,589	743,791
Total intangibles, net	$705,861	$793,753

Amortization expense for nine-month periods ended September 25, 2016 and September 27, 2015 was $3,440 and $3,207, respectively.

The aggregate weighted-average amortization period for intangible assets is 11.1 years at September 25, 2016.

4.  OTHER ACCRUED LIABILITES

	September 25, 2016	December 27, 2015
Gift card liability	183,779	$ 246,121
Closure liability - current	246,532	916,706
Sales tax payable	82,710	133,256
Other	41,413	131,777
Total accrued other liabilities	$ 554,434	$ 1,427,860

5. RELATED PARTY TRANSACTIONS

In connection with the separation described in Note 1, we will enter into various agreements with DRH which, among other things, will govern certain aspects of our relationship with DRH following the separation, establish terms under which subsidiaries of DRH will provide us with services, and establish terms pursuant to which subsidiaries of DRH will obtain food product for us. These agreements will be made in the context of a parent-subsidiary relationship and will be negotiated in the overall context of our separation from DRH. As the date of this filing, DRH is listed as the guarantor on 15 of the 19 Bagger Dave's leases in the event of nonpayment of rent by Bagger Dave's. For open locations the guarantees range from two to 15 years and approximate $6.8 million as of September 25, 2016.

Allocation of General Corporate Expenses

The Combined Statements of Operations include expense allocations for certain functions provided by DRH. Historically, we have used the corporate functions of DRH for a variety of services including treasury, accounting, tax, legal, marketing and other shared services, which include the costs of payroll, employee benefits and related costs.  Total shared services expense allocated to the Company were $2.3 million in the nine-month period ended September 25, 2016 (consisting of $1.4 million of compensation, $0.7 million of marketing costs and $0.2 million of other expenses) and $3.7 million in the nine-month period ended September 27, 2015 (consisting of $1.4 million of compensation, $2.1 million of marketing costs and $0.2 million of other expenses).  Compensation allocations set forth in the financial statements are based upon estimated time spent by each individual of the DRH management team whose time was split between BWW and the Bagger Dave's brand. These individuals' allocations to Bagger Dave's were based on the estimated percentage of their time spent working with Bagger Dave's.  Marketing costs were allocated based upon actual Bagger Dave’s costs derived from a review of each invoice expensed during the period.  Other expenses were allocated on an estimated percentage based upon the service provided.

The expense allocations were determined on a basis that both the Company and DRH consider to be a reasonable reflection of the utilization of services provided or the benefit received during the periods presented. The allocations may not, however, reflect the expense that would have been incurred as an independent, publicly-traded company for the periods presented. Actual costs that may have been incurred if Bagger Dave's had been a stand-alone company would depend on a number of factors, including the chosen organization structure, what functions were outsourced or performed by employees and other strategic decisions.

Parent Company Equity

The combined financial statements include the allocation of certain assets and liabilities that have historically been held at the DRH corporate level but which are specifically identifiable or allocable to Bagger Dave's. Cash and cash equivalents and short-term investments held by DRH were not allocated to Bagger Dave's unless the cash or investments were held by an entity that is directly attributable to and held by Bagger Dave's. Long-term debt and short-term borrowings were not allocated to Bagger Dave's as it is anticipated no short-term or long-term borrowings will be spun-off to Bagger Dave's. All intercompany transactions between DRH and Bagger Dave's have been included in these combined financial statements and are considered to be effectively settled for cash in the combined financial statements at the time the separation is recorded. The cumulative amount of settlements, along with the Company's accumulated earnings is reflected in the Combined Balance Sheets as Parent Company Investment in Bagger Dave's. The total net effect of the settlement of these intercompany transactions during the year is reflected in the Combined Statements of Cash Flow as a financing activity.

The average balance due to Parent within Parent Company Equity for nine-month periods ended September 25, 2016 and September 27, 2015 was $62.9 million and $47.3 million, respectively. The net transfer from parent within the Combined Statements of Parent Company Equity for the nine months ended September 25, 2016 were comprised for net cash transfers from parent of $3.2 million and allocation of general DRH corporate expenses of $2.3 million. The net transfers from parent within the Combined Statements of Parent Company Equity for the nine months ended September 27, 2015 were comprised of net cash transfers from parent of $10.2 million and an allocation of general DRH corporate expenses of $3.7 million.

6.  OPERATING LEASES

The Company's lease terms generally include renewal options, and frequently require us to pay a proportionate share of real estate taxes, insurance, common area maintenance, and other operating costs. Some restaurant leases provide for contingent rental payments based on sales thresholds.

Total rent expense was approximately $1.0 million and $1.6 million for the nine-month periods ended September 25, 2016 and September 27, 2015, respectively.

Scheduled future minimum lease payments for each of the five years and thereafter for non-cancelable operating leases with initial or remaining lease terms in excess of one year at September 25, 2016 are summarized as follows:

Year	Amount
Remainder of 2016	$562,098
2017	2,052,324
2018	1,918,524
2019	1,896,379
2020	1,785,388
2021 and thereafter	11,670,144
Total	$19,884,857

7. COMMITMENTS AND CONTINGENCIES

The Company is subject to ordinary and routine legal proceedings, as well as demands, claims and threatened litigation, which arise in the ordinary course of its business.  The ultimate outcome of any litigation is uncertain.  We have insured and continue to insure against most of these types of claims. A judgment on any claim not covered by or in excess of our insurance coverage could materially adversely affect our financial condition or results of operations.

Bagger Dave's is a co-obligor on a joint and several basis with DRH on a $155.0 million senior secured credit facility with Citizens Bank N.A (“Citizens”) as administrative agent. The credit facility, which was entered into June 2015, and replaced certain 2014 indebtedness, consists of a $120.0 million term loan, a $30.0 million development line of credit ("DLOC") and a $5.0 million revolving line of credit ("RLOC"). The term loan is for a term of five years. Payments of principal are based upon a 12 -year straight-line amortization schedule, with monthly principal payments of $833,333 plus accrued interest.  The entire remaining outstanding principal and accrued interest on the June 2015 Term Loan is due and payable on the maturity date of June 29, 2020.  The June 2015 DLOC is for a term of two years and is subject to certain limitations relative to actual development costs. Once the DLOC is fully drawn, outstanding balances convert into a term note based on the terms of the agreement, at which time monthly principal payments will be due based on a 12 -year straight-line amortization schedule, plus interest, through maturity on June 29, 2020. If the DLOC is not fully drawn by the end of the two year term, the outstanding principal balance becomes due based on the 12-year amortization period with final payment due June 29, 2020. The June 2015 RLOC, which is subject to certain usage restrictions during each annual period, is for a term of five years.

The interest rate for each of the loans, as selected by the borrower, is based upon either a LIBOR or base rate (generally Prime or Fed Funds) plus an applicable margin, which ranges from 2.25% to 3.5% for LIBOR loans and from 1.25% to 2.5% for base rate loans, depending on the lease adjusted leverage ratio as defined in the agreement.

At September 25, 2016, balances outstanding on debt for which Bagger Dave's was a co-obligor on a joint and several basis with DRH were $102.2 million, $18.2 million and $1.5 million for the term loan, DLOC and RLOC, respectively.

At December 27, 2015, the balances outstanding under the term loan, DLOC and RLOC were $115.8 million, $11.1 million and $0.0 million, respectively.

Such amounts are not reflected in the accompanying combined balance sheets because Bagger Dave's does not expect to pay the outstanding balance on behalf of its co-obligors.

Substantially all of the Company's assets are pledged as collateral under DRH's credit facility which contains customary affirmative covenants, negative covenants and conditions precedent for borrowings, all of which were met as of December 27, 2015.

8.  SUPPLEMENTAL CASH FLOWS INFORMATION

Other Cash Flows Information

Cash paid for interest was $0 and $0 during the nine-month periods ended September 25, 2016 and September 27, 2015, respectively.

Cash paid for income taxes was $0 and $0 during the nine-month periods ended September 25, 2016 and September 27, 2015, respectively

Supplemental Schedule of Non-Cash Operating, Investing, and Financing Activities

Noncash investing transactions for property and equipment not yet paid as of September 25, 2016 and September 27, 2015, respectively was approximately $41,800 and $1.6 million.